UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

COMMISSION FILE NUMBER 0-29440

IDENTIV, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**77-0444317**
(State or other jurisdiction of Incorporation or organization)	**(I.R.S. Employer Identification Number)**
1900-B Carnegie Avenue, Santa Ana, California	**92705**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code:
(657) 356-8384

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.001 par value per share	INVE	The Nasdaq Stock Market LLC

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value, and associated Preferred Share Purchase Rights
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑	Smaller reporting company	☑
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

Based on the closing sale price of the Registrant's Common Stock on the Nasdaq Capital Market on June 30, 2025, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of Common Stock held by non-affiliates of the Registrant was $65,443,473.

At March 4, 2026, the Registrant had outstanding 23,948,070 shares of Common Stock, excluding 2,779,974 shares held in treasury.

DOCUMENTS INCORPORATED BY REFERENCE

Designated portions of the Company's Proxy Statement to be filed within 120 days after the Registrant's fiscal year end of December 31, 2025 are incorporated by reference into Part II, Item 5 and Part III of this Annual Report on Form 10-K.

Auditor Firm Id:	207	Auditor Name:	BPM LLP	Auditor Location:	San Jose, California

Identiv, Inc.
Form 10-K
For the Fiscal Year Ended December 31, 2025

TABLE OF CONTENTS

PART I

ITEM 1. *BUSINESS*

Statement Regarding Forward Looking Statements

This Annual Report on Form 10-K ("Annual Report") contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, other than statements of historical facts, statements regarding our strategy, future operations and growth, financial position, expected financial or business results, projected costs, prospects, plans, market trends, potential market size, product attributes and benefits, expected benefits of our strategic partnerships, including supply agreements, growth drivers, competition and competitive advantages, objectives of management, management judgements and estimates, and the expected impact of changes in laws or accounting pronouncements constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "will," "believe," "could," "should," "would," "may," "anticipate," "intend," "plan," "estimate," "expect," "project" or the negative of these terms or other similar expressions. Although we believe that our expectations reflected in or suggested by the forward-looking statements that we make in this Annual Report are reasonable, we cannot guarantee future results, performance or achievements. You should not place undue reliance on these forward-looking statements. All forward-looking statements speak only as of the date of this Annual Report. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our expectations change, whether as a result of new information, future events or otherwise. We also caution you that such forward-looking statements are subject to risks, uncertainties and other factors, not all of which are known to us or within our control, and that actual events or results may differ materially from those indicated by these forward-looking statements. Factors that could cause our actual results to differ materially from our expectations include, but are not limited to our ability to successfully execute our growth strategy and business plan and develop, manufacture and sell products and solutions for targeted industry segments; our ability to successfully penetrate the healthcare industry and other high-value end markets; continued market acceptance and growth or expansion in our target markets; our ability to perform under and comply with the terms of our strategic partnerships and contracts, including supply agreements; our ability to successfully compete; our history of losses; the effects of product and component shortages; the benefits and attributes of our products and services; the level of customer orders; the ability of our products to perform as expected; fluctuations in net cash provided and used by operating, financing and investing activities; sources and uses of our cash, and expense levels; the loss of significant customers, suppliers, partners or types of business; the impact of macroeconomic conditions, including inflation, tariffs and increases in prices on our business; and the risks discussed elsewhere in this Annual Report under the heading "Risk Factors". These cautionary statements qualify all of the forward-looking statements included in this Annual Report.

Identiv and the Identiv logo are trademarks of Identiv, Inc., registered in many jurisdictions worldwide. Certain product and service brands are also trademarks or registered trademarks of the Company, including SMARTAG and TAM. Other product and brand names not belonging to Identiv that appear in this Annual Report may be trademarks or registered trademarks of their respective owners.

Each of the terms the "Company," "Identiv," "we," "us" and "our" as used herein refers collectively to Identiv, Inc. and its wholly owned subsidiaries, unless otherwise stated.

Overview

Our vision is to shape a smarter, healthier, and more sustainable future by creating digital identities for everyday products. Our mission is to develop specialty radio-frequency identification ("RFID") and Internet of Things ("IoT") solutions that address our customers' most significant challenges and create new opportunities for them through the digitization and enhanced connectivity to the IoT. We design, produce, and sell RFID and Bluetooth Low Energy ("BLE") enabled devices, primarily RFID inlays, tags, and labels that can be applied or incorporated into physical objects, providing them with a digital identity and the ability for our customers to track, monitor, authenticate, and engage with consumers. Our IoT inlays, tags, and labels have been integrated into more than a billion and a half applications globally.

By digitally enabling physical objects to connect to the cloud or a device reader, we make those objects more secure, responsive, feature-rich, interactive and customer-connected. RFID powers a wide range of IoT use cases, including product authenticity, customer engagement, enhanced consumer experiences, instrumentation and sensor enabling, brand protection, asset tracking, supply chain management, and tamper detection. Our RFID inlays, tags, and labels, which include tiny, low-cost RFID chips with highly tuned and optimized antennas, software and security can be attached or integrated into almost any physical object, such as a prescription bottle, a plastic pallet, or a smart home device; the devices then communicate through radio frequency ("RF") and harvest power from the radio signal of a phone or reader in order to run the chip. Furthermore, the device must perform reliably in real-world environments. We design the inlays, including specifying the chip, designing the antennas, embedding the software, enabling security features, and identifying the appropriate materials to support the necessary physical form, that ultimately connect the chips, access their capabilities, manage RF communications and power conversion, and enable the platform for the digital experience.

We have a broad portfolio of device designs, including patented technologies like tag-on-metal, and intellectual property ("IP") we have developed working with early adopters of RFID in multiple customer verticals including smart consumer devices and healthcare. We work closely with our customers to optimize designs so our RFID devices integrate seamlessly into the end solution being built by our customer. The result for the end user is an engaged, dynamic interaction with very high reliability, high data security and optimized power transfer.

Our in-house research and development ("R&D") team and New Product Introduction ("NPI") team enable us to transition from design and prototypes to pilot runs to full-scale production, delivering a high-quality, thoroughly tested product, ranging from standard specification to technologically complex custom devices. Oftentimes, the customers' engineers seek to enhance the product, making modifications from lessons learned or in response to RFID chip suppliers launching next-generation chips with new functions, features, and price points. We support our customers with re-design, prototype, pilot, and production processes when requested. We believe our design-through-production platform incentivizes our customers to continue collaborating with us as they seek to drive increasing functionality and better performance into the experiences for their customers.

Market Drivers

The emerging RFID market is driven by strong macroeconomic trends driving demand for RFID and related technologies like BLE. These trends include digitization and the continued expansion of IoT, enhanced security and anti-counterfeiting, regulatory compliance and safety, and sustainability and the circular economy. Further, the digital identities of products enabled by RFID and BLE technologies offer companies and consumers many compelling benefits, including real time tracking and supply chain visibility, enhanced security and authentication, and augmented consumer experiences.

The scale of the RFID market opportunity has the potential to reach hundreds of billions of units over time. As RFID technology improves and deployment costs decline, we expect competitive pressures to drive increased adoption across virtually every sector, so that nearly all physical items have a sensor-augmented, integrated, digital existence. This is a vision for the future that we share with leading semiconductor manufacturers who supply the chips embedded in our devices.

Growth Strategy

"*Perform, Accelerate, Transform*" is the strategy framework that we launched in the fourth quarter of 2024 to strengthen and optimize the performance of our core "channel" business, accelerate our growth, with the goal of transforming the business.

First, *Perform* is focused on strengthening, optimizing, and growing our core "channel" business. The objective of Perform is to grow our market share and increase our profitability in the channel. We are focused on higher margin opportunities with our existing customers and channel partners; realizing the full benefits of the complete transition to our manufacturing facility in Thailand; executing our new product development ("NPD") projects with discipline; and delighting our customers with excellent customer support and timely product delivery. We have implemented a stage gate process to manage our NPD project pipeline, which is designed to focus our time and R&D resources on the projects with the highest probability of success and discontinue those that we deem financially or technically unviable.

Second, *Accelerate* is focused on specific initiatives intended to spur accelerated growth, each with a compelling return on investment. We have identified three distinct initiatives to accelerate growth - one related to developing business within healthcare, a second related to developing business within several high value applications outside of healthcare, and a third related to expanding our BLE and multi-component technology platform.

Our healthcare growth initiative is focused on three priority areas - medication adherence for home use drug delivery devices, consumable authentication for medical devices and diagnostic test equipment, and condition monitoring for biologics and clinical specimens. We have confirmed through customer discussions and primary and secondary market research that each of these areas has significant unmet needs and a meaningful addressable market that can be addressed through RFID and BLE solutions.

The second growth initiative is focused on consumer and logistics high-value segments. We are focused on several specific use cases: inventory management of plastic pallets and bins in retail distribution centers; smart packaging for luxury products to combat counterfeiting; and home device consumable authentication to reduce counterfeiting and ensure proper assembly and use. We recently announced signing a multi-year, exclusive supply agreement with IFCO, a global provider of reusable packaging solutions for fresh food, to develop and supply next-generation smart BLE labels to be applied to IFCO's pool of reusable plastic containers. Through our channel partnerships, we have traction in the other two priority use cases. We believe the EU's forthcoming Digital Product Passport ("DPP") regulations also provide some significant tailwinds for growth in these areas.

The third growth initiative is the expansion of our BLE/multi-component technology platform. BLE is a next generation technology for IoT, providing benefits for certain applications that are challenging to address with traditional RFID technologies. We intend to continue expanding our BLE capabilities and technologies through our current NPD projects; our strategic partnerships with BLE chip providers; and our own go-to-market strategy within healthcare.

The third part of our strategic framework is *Transform*. This pillar is focused on inorganic growth opportunities.

Sales & Marketing Strategy

Our current go-to-market strategy focuses on selling through the channel. Many of our customers — including RFID converter companies ("converters"), system integrators, and solution providers — market their services to original equipment manufacturers ("OEMs"). By positioning ourselves as a reliable supplier and trusted partner, we aim to be the clear choice for their future projects. Additionally, we maintain strong relationships with key suppliers, creating further opportunities which we support through co-marketing initiatives and collaborative industry engagements.

Our channel business relies on robust industry alliances, recognizing that delivering RFID solutions often requires collaboration among multiple companies. Given the strategic importance of these industry alliances, we have implemented partner marketing programs to enhance awareness of our capabilities and drive new opportunities for both Identiv and our partners. These initiatives include joint trade show participation, webinars, tech days, digital marketing campaigns, and press releases. Moving forward, we plan to broaden our strategic partnerships and increase co-marketing efforts.

We have also established a dedicated business development team to pursue opportunities within the six applications highlighted in the "Accelerate" pillar of our growth plan. This team leverages the knowledge and expertise gained from developing RFID devices for specific customer applications, and is tasked with driving growth across our target applications.

Research and Development

We are a leader in designing and developing complex, specialty RFID- and BLE-enabled devices. Identiv is recognized for its rapid prototyping and design capabilities. Our R&D team is based in Germany, the region where RFID technology was originally developed, and in Southeast Asia, where the most advanced and flexible RFID production is centered. The R&D team is composed of a core antenna design team, software and encoding specialists, and an experienced team of lab technicians who are all grouped under our NPD organization. The NPD team is augmented by seasoned project managers and a growing product management organization. Our Southeast Asian R&D team is predominantly built around our NPI organization. The NPI team locally interacts with the factory and transitions newly developed products into products which are supposed to be mass produced in our RFID inlay and label factory. We have the capability to develop and deliver highly customized IoT solutions, leveraging antenna designs across near field communication ("NFC"), high frequency ("HF"), dual frequency ("DF"), and ultra-high frequency ("UHF") technologies, along with sensors, materials, and form factors, to meet stringent customer requirements. More complex products, which require the assembly of multiple components including capacitors, resistors, batteries and bigger size integrated circuits ("IC") is a specialty Identiv has been focusing on for the last decade. In addition to its experience with printed batteries for active RFID and BLE solutions, our R&D team continuously evaluates alternate technologies and materials which would address our customer requirements. Our R&D team has a deep relationship with all major RFID, IoT and BLE chip manufacturers and evaluates next generation IC platforms prior to their mass market launch.

Proprietary Technology and Intellectual Property

We rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect our proprietary rights. Although we may seek to protect our proprietary technology through patents, it is possible that no new patents will be issued, that our proprietary products or technologies are not patentable, and that any issued patent will fail to provide us with any competitive advantages. The core of our proprietary technology is the combination of our advanced technical expertise combined with our intimate customer knowledge, enabling us to develop and bring to market (and occasionally patent) products uniquely positioned to deliver benefits to customers. We have a portfolio of three patent families (designs, patents, utility models, patents pending and exclusive licenses) in individual or regional filings, covering products, electrical and mechanical designs, software systems and methods and manufacturing process ideas for our various businesses.

Manufacturing and Sources of Supply

Our RFID devices are predominantly manufactured by our own internal manufacturing team in Thailand, primarily using locally sourced components. Our production facility is certified to the ISO 9001:2015 and ISO 14001:2015 quality manufacturing standard. We have implemented quality control programs to satisfy customer requirements for high quality and reliable products. To ensure that products manufactured by third parties are consistent with internal standards, our quality control programs include management of all key aspects of the production process, including establishing product specifications, selecting the components to be used to produce products, selecting the suppliers of these components and negotiating the prices for certain of these components. In addition, we may work with suppliers to improve process control and product design.

For most of our product manufacturing, we utilize a global sourcing strategy which allows us to achieve economies of scale and uniform quality standards for our products. On an ongoing basis, we analyze the need to add alternative sources for both our products and components. For example, we currently utilize the foundry services of external suppliers to produce our ASICs for RFID devices, and we use chips and antenna components from third-party suppliers. Where possible, we have qualified additional sources of supply for components.

Government Regulation

Our business is subject to government regulation as discussed under "Risk Factors".

Human Capital

Our key human capital management objectives are to attract, retain and develop the highest quality talent. To support these objectives, our human resources program is designed to develop talent to prepare them for critical roles and leadership positions for the future; reward and support employees through competitive pay and benefits; enhance our culture through efforts aimed at making the workplace more engaging and inclusive; acquire talent and facilitate internal talent mobility to create a high-performing and diverse workforce. As of December 31, 2025, we had 155 employees, of which 24 were in research and development, 17 were in sales and marketing, 88 were in manufacturing and 26 were in general and administrative. We are not subject to any collective bargaining agreements and, to our knowledge, none of our employees are currently represented by a labor union. To date, we have experienced no work stoppages and believe that our employee relations are generally good.

Corporate Information

Our corporate headquarters is located in Santa Ana, California. We maintain a research and development facility in Germany, a manufacturing facility in Thailand, and local operations and sales facilities in Germany and the United States. We were founded in 1990 in Munich, Germany and incorporated in 1996 under the laws of the State of Delaware.

Availability of SEC Filings

We make available through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to those reports free of charge as soon as reasonably practicable after we electronically file such reports with the Securities and Exchange Commission ("SEC"). Our Internet address is www.identiv.com. The content on our website is not, nor should it be deemed to be, incorporated by reference into this Annual Report. Our filings with the SEC are also available to the public through the SEC's website at www.sec.gov.

Item 1A.　　　*Risk Factors*

Risks Related to our Business, Products, and Industry

Failure to expand our business to penetrate new markets and scale successfully within those markets may negatively impact our revenues and financial condition.

Our growth strategy depends in part on our ability to penetrate emerging markets, such as the medical device market, and scale successfully within those markets. The medical device market and other new markets present distinct and substantial challenges and risks and will likely require us to develop new customized solutions to address the particular requirements of that market. Additionally, these new market opportunities may be outside the scope of our proven expertise or in areas which have unproven market demand, and the utility and value of new products developed by us may not be accepted in the markets served by the new products. Our inability to gain market acceptance of new products could prevent us from scaling successfully within new markets and may harm our future operating results. Our future success also depends on our ability to manufacture new products to meet customer demand in a timely and cost-effective manner. Difficulties or delays in replacing existing products with new products we introduce or in manufacturing improved or new products in sufficient quantities to meet customer demand could diminish future demand for our products and harm our future operating results. In addition, if the medical device market and other new market opportunities for our current and future products are smaller than estimated or do not develop as we expect, our growth may be limited and our business, financial condition and results of operations could be adversely affected. Even if the medical device market and other emerging markets develop as expected, we may not be able to achieve the high gross margins associated with such markets, or, if we do achieve such gross margins, we may not be able to sustain them.

The growing number of competitors in the RFID industry is posing additional risks to our business.

As the RFID industry continues to grow, there has been an increase in the number of companies entering the market, including from China. Competitors have and may continue to sell products or solutions at low prices in order to gain market share, because they have lower costs than other competitors, or for other reasons. The number of contract manufacturers and the amount of manufacturing capacity has also increased significantly. If the growth of the RFID industry does not keep pace with the increased manufacturing capacity, this may result in downward pressure on pricing and reduced margins, each of which could have a serious adverse impact on our business, financial condition and results of operations.

Our success depends largely on the continued service and availability of key personnel.

Our future success depends on our ability to continue to attract, retain, and motivate our senior management as well as qualified sales and technical personnel in the RFID industry. Competition for these employees is intense and many of our competitors may have greater name recognition and significantly greater financial resources to better compete for these employees. We have in the past, and may in the future, experience the loss of employees to our competitors. If we are unable to retain our existing personnel, or attract and retain additional qualified personnel, our growth may be limited. Our key employees are employed on an "at will" basis, meaning either we or the employee may terminate their employment with us at any time. The loss of or inability to hire or replace key technical employees could slow our product development processes and sales efforts or harm our reputation. The loss of key sales personnel puts us at risk of losing customers that may choose to follow the sales person to the new company. Also, if our stock price declines, as it has recently, it may result in difficulty attracting and retaining personnel as equity incentives generally comprise a significant portion of our employee compensation.

To the extent we pursue acquisitions, strategic alliances, or investments in other businesses, products, services, technologies or assets, we could experience operating difficulties and other consequences that may harm our business, financial condition, and operating results, and we may not be able to successfully consummate favorable transactions or successfully integrate such acquisitions.

To increase business, maintain competitive position, or for other business or strategic reasons, we may pursue growth opportunities, including potentially investing in opportunities such as acquisitions of complementary businesses, products, services, technologies or assets. We may also pursue strategic alliances that leverage our core technology and industry experience to expand our offerings or make investments in other companies or technologies.

The identification of suitable acquisition candidates is difficult, and we may not be able to complete acquisitions on favorable terms, if at all. With respect to any future acquisitions, we may not be able to integrate such acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any acquisitions by us also could result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could harm our operating results. Furthermore, the loss of customers, partners or suppliers following the completion of any acquisition could harm our business. Changes in services, sources of revenue, and branding or rebranding initiatives may involve substantial costs and may not be favorably received by customers, resulting in an adverse impact on our financial results, financial condition and stock price. Integration of an acquired company or business also may require management's time and resources that otherwise would be available for ongoing development of our existing business. We may also need to divert cash from other uses, or issue equity securities in order to fund these integration activities and these new businesses. If the stock price of our common stock is low or volatile, we may not be able to acquire other companies for stock. In addition, our stockholders may experience substantial dilution as a result of additional securities we may issue for acquisitions. Open market sales of substantial amounts of our common stock issued to stockholders of companies we acquire could also depress our stock price.

Ultimately, we may not realize the anticipated benefits of any acquisition, strategic alliance, or investment, or these benefits may take longer to realize than we expected. The occurrence of any of these risks could harm our business, results of operations, and financial condition.

Uncertainty regarding the use of proceeds from the Asset Sale and our future operations may negatively impact the value of our common stock.

On September 6, 2024, the Company completed the sale of its physical security, access card, and identity reader operations and assets, including all outstanding shares of Identiv Private Limited, its wholly-owned subsidiary (the "Physical Security Business") to Hawk Acquisition, Inc., a Delaware corporation ("Buyer") and a wholly-owned subsidiary of Vitaprotech SAS, a French société par actions simplifiée, and Buyer assumed certain of the Company's liabilities related to the Physical Security Business (collectively, the "Asset Sale") pursuant to that certain Stock and Asset Purchase Agreement, dated as of April 2, 2024 (the "Purchase Agreement"), by and between the Company and Buyer. As consideration for the Asset Sale, the Company received gross proceeds of approximately $143.9 million in cash. Our board of directors has discretion regarding the use of proceeds from the Asset Sale and may use the funds: to repurchase our capital stock pursuant to our $10 million Stock Repurchase Program (as defined below), which was effective November 15, 2024; to pursue growth opportunities for our business; for working capital and other general corporate purposes, which may include sales and marketing activities, research and development, general and administrative matters and capital expenditures; to invest in or acquire complementary businesses, products, services, technologies or assets; or to otherwise execute our growth strategy. Uncertainty regarding the use of proceeds from the Asset Sale may negatively impact the value of our common stock. While our board of directors approved the Stock Repurchase Program, we cannot guarantee that the program will be fully completed. The program does not obligate us to repurchase any specific dollar amount or number of shares of our common stock. Additionally, it may be suspended or terminated at any time at our discretion.

We may use the net proceeds from the Asset Sale for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from the Asset Sale in a manner that does not produce income or that loses value, or in a manner that stockholders do not agree with. For example, repurchases pursuant to our Stock Repurchase Program could affect the trading price of our stock, increase volatility and reduce the market liquidity for our common stock. Further, any repurchases will reduce the amount of cash we have available to fund working capital, capital expenditures, strategic acquisitions or business opportunities, and other general corporate purposes. If we do not invest or apply the net proceeds from the Asset Sale in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We cannot provide any assurances that we will realize the intended benefits of the Asset Sale.

We cannot provide any assurances that we will realize the intended benefits of the Asset Sale, or realize our goals for the IoT Business. In addition, we have and will continue to experience a significant decrease in revenue as a result of the sale of the Physical Security Business. Any failure to realize the intended benefits of the Asset Sale could have a material adverse impact on our future operating results and financial condition and has and may continue to materially and adversely affect our stock price or trading volume.

Changes in U.S. trade policy and the impact of tariffs may have a material adverse effect on our business and results of operations.

Our business, financial condition and results of operations may be adversely affected by uncertainty and changes in U.S. trade policies, including tariffs, trade agreements or other trade restrictions imposed by the U.S. or other governments. For example, during fiscal 2025, the U.S. government enacted changes to its trade policy, including increasing tariffs on imports, in some cases significantly. Several of these tariff actions were followed by announcements of limited exemptions, temporary pauses, and retaliatory measures against certain U.S. imports. On February 20, 2026, the U.S. Supreme Court invalidated tariffs imposed under the International Emergency Economic Powers Act. The U.S. government subsequently initiated new tariffs at different rates under alternative legislative powers. As of December 31, 2025, approximately 15% of our business is exposed to U.S. tariffs due to our manufacturing in Thailand.

The imposition of, or increase in, tariffs applicable to us, including reciprocal tariffs, has and will continue to increase the cost of importing our products. This could in turn increase our costs unless we are able to implement actions to offset these costs, such as leveraging tariff exemptions where possible, taking actions to optimize our supply chain or source from alternative suppliers, or increasing our prices. While we have developed a pass-through strategy intended to protect margins, the amount of Thailand-origin components required to obtain a valid certificate of origin remains uncertain, particularly in light of recent U.S. enforcement efforts aimed at preventing transshipment. We do not believe our activities constitute transshipments; however, in the event our products are determined to be transshipments, they would be subject to higher tariffs. There can be no assurance that our efforts will be successful or that we will be able to successfully offset or mitigate the resulting increase in our costs. If we are unable to pass on any cost increases or if supply and demand conditions will not support price increases for our products, our revenue and gross margin would be negatively impacted. In addition, retaliatory actions by other countries in response to U.S. trade policy could increase prices for our products and could negatively affect demand for our products.

Tariffs or other trade restrictions may also lead to increased costs for our customers, declining consumer confidence, significant inflation and diminished expectations for the economy, as well as reduced demand for our products. Such conditions could have a material adverse impact on our business, results of operations and cash flows. In addition, tariff actions by the U.S. and retaliatory actions by other countries have caused and may in the future cause significant disruption and volatility in the financial markets, which could adversely affect the availability, terms and cost of capital, which in turn could increase our costs of capital and limit our access to external financing sources.

Changes in tariffs and trade restrictions have and may continue to be announced with little or no advance notice. The adoption and expansion of tariffs or other trade restrictions, increasing trade tensions, or other changes in governmental policies related to tariffs, trade agreements or trade policies are difficult to predict, which makes risks difficult to anticipate and mitigate. If we are unable to navigate further changes in U.S. or international trade policy, it could have a material adverse impact on our business, financial condition and results of operations.

Adverse global and regional economic conditions have and may continue to materially adversely affect our business, results of operations and financial condition.

We conduct operations internationally with sales in the Americas, Europe and the Middle East, and Asia-Pacific regions. Our manufacturing operations and third-party contract manufacturers are located in China, Singapore, and Thailand/Southeast Asia. We also purchase certain products and key components from a limited number of sources that depend on the supply chain, including freight, to receive components, transport finished goods and deliver our products across the world. As a result, adverse global and regional economic conditions may materially adversely affect our business, results of operations and financial condition.

Such conditions, including but not limited to geopolitical tensions, inflation, tariffs, sanctions or other trade restrictions, slower growth or recession, higher interest rates and currency fluctuations, and other conditions that may impact market volatility, consumer confidence and spending may adversely affect demand for our products and our operations. For example, armed conflicts and heightened geopolitical tensions in the Middle East, including ongoing U.S. and Israeli military operations against Iran, pose risks to the global economy and to our business, even though we do not have direct operations in the region. An escalation of military action in the Middle East could adversely affect global supply chains, including through disruptions to shipping routes and increases in transit times and freight costs for components and raw materials.

During fiscal years 2025 and 2024, we were impacted by adverse macroeconomic conditions including but not limited to inflation, foreign currency fluctuations, and the slowdown of economic activity around the globe. Adverse conditions included experiencing delays and reductions in customer orders, shifting supply chain availability and component shortages. Global economic conditions have also impacted our suppliers, contract manufacturers, logistics providers, and distributors, causing increases in cost of materials and higher shipping and transportation rates, which then impacted the pricing of our products. Price increases may not successfully offset cost increases or may cause us to lose market share and, in turn, may adversely impact our operations. In fiscal year 2025, we were impacted by increases in U.S. tariffs applicable to products manufactured in Thailand, which created additional uncertainty in our supply chain and pricing environment. For additional information regarding our exposure to U.S. trade policy changes and tariffs, see the risk factor entitled "—*Changes in U.S. trade policy and the impact of tariffs may have a material adverse effect on our business and results of operations.*"

A material disruption or loss at our sole manufacturing facility could materially adversely affect our business, results of operations and financial condition.

Our sole manufacturing facility is in Thailand, and we do not have a back-up manufacturing facility. Thailand is a region with a known, and recent, history of flooding. If all or a portion of our facility was to suffer a disruption, shutdown or catastrophic loss due to fire, flood, earthquake, terrorism or other natural or man-made disasters, including manufacturing challenges such as equipment or IT failure, or if our facility is found not to be in compliance with regulatory requirements, we may not be able to timely supply our customers.

Establishing a new manufacturing facility or transferring production to an alternative facility would require substantial lead time and capital investment, including costs associated with equipment procurement and installation and regulatory approvals. In addition, we would be required to qualify products manufactured at any new or replacement facility, which could be time-consuming and costly and may result in delays in production and customer shipments.

Any interruptions in production could disrupt our operations, harm our reputation, delay production and shipments, delay or reduce sales and revenue and adversely affect our ability to attract or retain our customers. Such interruptions could also require us to incur significant capital expenditures. If our manufacturing facility becomes unavailable, we may be unable to secure a new manufacturing facility on acceptable terms, or at all. The disruption or loss of production in our manufacturing facility for more than a short period of time could have a material adverse effect on our liquidity, financial position and results of operations. Any losses due to these events may not be covered by our existing insurance policies or may be subject to deductibles.

We depend on a number of suppliers and contract manufacturers for the production of our products and components making us potentially vulnerable to supply disruption.

Our reliance on suppliers and contract manufacturers for the production of our products and components has and may continue to result in product delivery problems and delays. We may suffer a disruption if the supply of components causes us to be unable to purchase sufficient components on a timely basis. For example, the global semiconductor shortage that began in 2021 adversely impacted our ability to meet product demand in a timely fashion and had a negative impact on our revenue and operating results. Low inventory levels can affect our ability to meet customer demand, lengthen lead times and potentially cause us to miss opportunities, lose market share and/or damage customer relationships, also adversely affecting our business. Although we have taken steps to ensure we have adequate supply for expected customer demand, there can be no assurance that our efforts will be successful. If we are not able to get the necessary products and components on a timely basis, our business, financial condition and results of operations may be adversely affected.

Our financial performance depends on the extent and pace of RFID market adoption and end-user adoption of our RFID products and the timing of new customer deployments.

Our financial performance depends on the pace, scope and depth of end-user adoption of our RFID products in multiple industries. If RFID market adoption, and adoption of our products specifically, does not meet our expectations, then our growth prospects and operating results will be adversely affected. If we are unable to meet end-user or customer volume or performance expectations, then our results of operations and business prospects may be adversely affected. In addition, given the uncertainties of the specific timing of our new customer deployments, we cannot be assured that we will have appropriate inventory and capacity levels or that we will not experience inventory shortfalls or overages in the future. We seek to mitigate those risks by being deeply embedded in our customers' design cycle, working with our chip partners on long lead time components, managing our limited capital equipment needs within a short cycle and expanding our facilities to accommodate several scenarios for growth potential. If end users with sizable projects change or delay them, we may experience significant fluctuation in revenue on a quarterly or annual basis, and we anticipate that such uncertainty and fluctuations may continue to characterize our business for the foreseeable future.

The loss of one or more significant customers could harm our business.

Sales to our ten largest customers accounted for 54% and 51% of total net revenue in 2025 and 2024, respectively. One customer accounted for 15% of net revenue in 2025, while one customer accounted for 11% of net revenue in 2024. Our loss of one or more significant customers could have a significant adverse impact on our business, financial condition and results of operations.

Our business will not be successful if we do not keep up with the rapid changes in our industry.

The market for RFID and BLE IoT devices and solutions is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. To be competitive, we have to continually improve the performance, features and reliability of our products, particularly in response to competitive offerings, and quickly demonstrate the value of new products or enhancements to existing products.

We believe that the principal competitive factors affecting the markets for our products include:

- the extent to which products must support evolving industry standards and provide interoperability;

- the extent to which products are differentiated based on technical features, quality and reliability, ease of use, and price; and

- the ability to quickly develop new products and solutions to satisfy new market and customer requirements.

Many of our current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies or standards and to changes in customer requirements. Our competitors may also be able to devote greater resources to the development, promotion and sale of products and may be able to deliver competitive products at a lower end user price. We cannot be certain that we will be able to identify, develop, manufacture, market, or support new or enhanced products successfully, if at all, or on a timely, cost effective, or repeatable basis. Our failure to develop and introduce new products successfully on a timely basis and to achieve market acceptance for such products could have a significant adverse impact on our business, financial condition and results of operations.

Our business, operations, and reputation may be adversely affected by information technology system failures, breaches, or network disruptions.

We may be subject to information technology system failures and network disruptions. Despite implementation of security measures, our systems are vulnerable to damage from computer viruses, computer denial-of-service attacks, worms, and other malicious software programs or other attacks, covert introduction of malware to computers and networks, unauthorized access, including impersonation of unauthorized users, efforts to discover and exploit any security vulnerabilities or securities weaknesses, and other similar disruptions. These types of attacks have increased, in general, as more businesses implement remote working environments. Our business is also subject to break-ins, sabotage, and intentional acts of vandalism by third parties as well as intentional and unintentional acts by employees or other insiders with access privileges. Customers' network and storage applications may be subject to similar disruptions. It is often difficult to anticipate or immediately detect such incidents and the damage caused by such incidents. Data breaches and any unauthorized access or disclosure of information, employee information, or intellectual property could compromise our intellectual property, trade secrets, and other sensitive business information, any of which could result in legal action against us, exposure of our intellectual property to competitors, damages, fines, and other adverse effects. A data security breach could also lead to public exposure of personal information of employees, customers, and others. Any such theft, loss, or misuse of personal data collected, used, stored, or transferred by us to run our business could result in significantly increased security costs or costs related to defending legal claims.

Cyberattacks, such as computer viruses, or other forms of cyber terrorism, may disrupt access to our network or storage applications. Such disruptions could result in delays or cancellations of customer orders or delays or interruptions in the production or shipment of products. Data security breaches involving customers could affect their financial condition and ability to continue to purchase our products. In addition, cyberattacks may cause us to incur significant remediation costs, result in product development delays, disrupt key business operations, and divert attention of management and key information technology resources. These incidents could also subject us to liability, expose us to significant expenses, and cause significant harm to our reputation and our business.

In addition, our technology infrastructure and systems are vulnerable to damage or interruption from natural disasters, power loss, and telecommunications failures. To the extent that any disruption or security breach results in a loss or damage to our technology infrastructure, systems, or data or inappropriate disclosure of confidential information or sensitive or personal information, it could impede the manufacturing and shipping of products, delivery of online services, processing of transactions and reporting of financial results. It could also harm relationships with customers and other third parties and damage our brand and reputation and our business. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

Sales of our products could decline and we could be subject to legal claims for damages if our products are found to have defects.

Our products may contain defects that are not detected until after the products have been shipped. The discovery of defects or potential defects may result in damage to our reputation, delays in market acceptance of our products and additional expenditures to resolve issues related to the products' implementation. If we are unable to provide a solution to actual or potential product defects that is acceptable to our customers, we may be required to incur substantial costs for product recall, repair and replacement, or costs related to legal or warranty claims made against us.

The global nature of our business exposes us to operational, regulatory, political, and financial risks and our results of operations could be adversely affected if we are unable to manage them effectively.

We market and sell our products and solutions to customers in many countries around the world. To support our global sales, customer base and product development activities, we maintain offices and/or business operations in several locations around the world, including Germany, Thailand, and the U.S. We also maintain a manufacturing facility in Thailand and engage contract manufacturers in multiple countries outside the U.S. Managing our global development, sales, administrative and manufacturing operations places a significant burden on our management resources and our financial processes and exposes us to various risks, including:

- longer accounts receivable collection cycles;

- changes in foreign currency exchange rates;

- compliance with and changes in foreign laws and regulatory requirements;

- political, economic, and social instability, particularly in emerging markets;

- difficulties managing widespread sales and manufacturing operations and related costs;

- regulations or restrictions impacting trade, including import and export controls, economic sanctions, and tariffs;

- natural disasters and outbreaks of disease;

- reduced protection of our intellectual property; and

- potentially adverse tax consequences.

Any failure to effectively mitigate these risks and effectively manage our global operations could have a material adverse effect on our business, financial condition or operating results.

If current or future export laws limit or otherwise restrict our business, we could be prohibited from shipping our products to certain countries, which could cause our business, financial condition and results of operations to suffer.

Some of our products are subject to export controls or other laws restricting the sale of our products under the laws of the U.S., the European Union ("EU") and other governments. The export regimes and the governing policies applicable to our business are subject to change. We cannot be certain that such export authorizations will be available to us or for our products in the future. In some cases, we rely upon the compliance activities of our prime contractors, and we cannot be certain they have taken or will take all measures necessary to comply with applicable export laws. If we or our prime contractor partners cannot obtain required government approvals under applicable regulations, we may not be able to sell our products in certain international jurisdictions.

A portion of our revenue is through channel partners, and the loss of channel partners could result in decreased revenue.

We sell a significant portion of our products and solutions to partners in the channel, such as converters. Our products are components of solutions that these channel partners then sell to their end customers. Since we do not sell our products directly to the end customer, our lack of visibility could result in an unforeseen reduction in the amount of product we are able to sell, and our revenues could decrease. Some of these channel partners also sell our competitors' products and, if they favor our competitors' products for any reason as part of their solution, in particular for standard specification designs, our sales could decline.

We depend upon third-party manufacturers and a limited number of suppliers, and if we experience disruptions in our supply chain or manufacturing, our business may suffer.

We rely upon a limited number of suppliers for some key components of our products which exposes us to various risks, including whether or not our suppliers will provide adequate quantities with sufficient quality on a timely basis and the risk that supplier pricing may be higher than anticipated. In addition, some of the basic components used in some of our products, such as semiconductors, may at any time be in great demand. This could result in components not being available to us in a timely manner or at all, particularly if larger companies have ordered significant volumes of those components, or in higher prices being charged for components we require. Disruption or termination of the supply of components or software used in our products could delay shipments of our products, which could have a material adverse effect on our business and operating results and could also damage relationships with current and prospective customers.

Many of our products are manufactured outside the U.S. by contract manufacturers. Our reliance on these manufacturers poses a number of risks, including lack of control over the manufacturing process and ultimately over the quality and timing of delivery of our products. If any of our contract manufacturers cannot meet our production requirements, we may be required to rely on other contract manufacturing sources or identify and qualify new contract manufacturers, and we may not be able to do this in a timely manner or on reasonable terms. Additionally, we may be subject to currency fluctuations, potentially adverse tax consequences, unexpected changes in regulatory requirements, tariffs and other trade barriers, import or export controls, natural disasters, or political and economic instability. Any significant delay in our ability to obtain adequate supplies of our products from our current or alternative manufacturers could materially and adversely affect our business and operating results. In addition, if we are not successful at managing the contract manufacturing process, the quality of our products could be jeopardized or inventory levels could be inadequate or excessive, which could result in damage to our reputation with our customers and in the marketplace, as well as possible shortages of products or write-offs of excess inventory.

The impact of health epidemics, pandemics and other outbreaks of infectious disease could negatively impact our operations, supply chain and customer base.

Our business and operations have and may in the future be adversely affected by health epidemics, pandemics and other outbreaks of infectious disease. Our operations and supply chains for certain of our products may be negatively impacted by the regional or global outbreak of illnesses. Any resulting quarantines, labor shortages or other disruptions to our operations, or those of our suppliers or customers, had adversely impacted our sales and operating results, including through additional expenses and strain on the business as well as our supply chain. In addition, an outbreak of infectious disease could adversely affect some of the market verticals that we participate in as well as the general economies and financial markets of many countries, including those in which we operate, negatively impact supply and demand for our products, and result in delayed sales and extended payment cycles for our products and services. Further, a recession, depression, excessive inflation or other sustained adverse market events resulting from the outbreak of infectious diseases that may occur, could materially and adversely affect our business and that of our customers or potential customers. We are unable to accurately fully predict the effect of any such health concerns on our business, which could be affected by other factors we are not currently able to predict, including the success of actions taken to contain or treat future outbreaks of infectious diseases and reactions by consumers, companies, governmental entities and capital markets.

Risks Related to Our Financial Results

Our revenue and operating results are subject to significant fluctuations and such fluctuations may lead to a reduced market price for our stock.

Our revenue and operating results have varied in the past and will likely continue to fluctuate in the future. We believe that period-to-period comparisons of our operating results are not necessarily meaningful, but securities analysts and investors often rely upon these comparisons as indicators of future performance. If our operating results in any future period fall below the expectations of securities analysts and investors, or the guidance that we provide, the market price of our stock would likely decline.

Factors that have caused our results to fluctuate in the past and which are likely to affect us in the future include the following:

- business and economic conditions overall and in our markets;

- the timing and size of customer orders, including orders that may be tied to annual or other budgetary cycles, seasonal demand, product plans or program roll-out schedules;

- the absence of significant backlog in our business;

- cancellations or delays of customer orders or the loss of a significant customer;

- the length of sales cycles associated with our product or service offerings;

- variations in the mix of products we sell;

- reductions in the average selling prices that we are able to charge due to competition, new product introductions or other factors;

- the impact of increasing tariffs, and freight and logistics costs;

- our ability to obtain an adequate supply of quality components and to deliver our products on a timely basis;

- our inventory levels and the inventory levels of our customers;

- the extent to which we invest in research and development, sales and marketing, and other expense categories;

- acquisitions, dispositions or organizational restructuring;

- fluctuations in the value of foreign currencies against the U.S. dollar;

- the cost or impact of litigation; and

- the write-off of trade receivables and investments.

Estimating the amount and mix of future revenues is difficult, and our failure to do so accurately could affect our ability to be profitable or reduce the market price for our stock.

Accurately estimating future revenues is difficult because the purchasing patterns of our customers can vary depending upon a number of factors. Market demand for RFID and NFC technology is resulting in larger program deployments of these products and components, as well as increasing competition for these solutions. Across our business, the timing of closing larger orders increases the risk of quarter-to-quarter fluctuation in revenues. If orders forecasted for a specific group of customers for a particular quarter are not realized or revenues are not otherwise recognized in that quarter, our operating results for that quarter could be materially adversely affected. In addition, from time to time, we may experience an unexpected increase or decrease in demand for our products resulting from fluctuations in our customers' budgets, purchasing patterns or deployment schedules. These occurrences are not always predictable and have had, and may continue to have a significant impact on our results in the period in which they occur. Failure to accurately forecast customer demand may result in excess or obsolete inventory, which if written down might adversely impact our cost of revenues and financial condition.

In addition, our expense levels are based, in significant part, upon our expectations as to future revenues and are largely fixed in the short term. We may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues. Any significant shortfall in revenues in relation to our expectations could have an immediate and significant effect on our operating results for that quarter and may lead to a reduced market price for our stock.

Fluctuations in foreign exchange rates between the U.S. dollar and other major currencies in which we do business may adversely affect our business, financial condition and results of operations.

A significant portion of our business is conducted in foreign currencies, principally the Euro and Thai Baht. Fluctuations in the value of foreign currencies relative to the U.S. dollar will result in currency exchange gains and losses in our reported results. If a significant portion of operating expenses are incurred in a foreign currency such as the Euro or Thai Baht, and revenues are generated in U.S. dollars, exchange rate fluctuations might have a positive or negative net financial impact on these transactions, depending on whether the value of the U.S. dollar decreases or increases compared to that currency. In addition, the valuation of current assets and liabilities that are denominated in a currency other than the functional currency can result in currency exchange gains and losses. For example, when one of our subsidiaries uses the euro as the functional currency, and this subsidiary has a receivable in U.S. dollars, a devaluation of the U.S. dollar against the euro of 10% would result in a foreign exchange loss to the reporting entity of 10% of the value of the underlying U.S. dollar receivable. We cannot predict the effect of exchange rate fluctuations upon future operating results. The effect of currency exchange rate changes may increase or decrease our costs and/or revenues in any given period, and we may experience currency losses in the future. To date, we have not adopted a hedging program to protect against the risks associated with foreign currency fluctuations.

Risks Related to Our Intellectual Property

We may not be able to protect our intellectual property rights, which could make us less competitive and cause us to lose market share.

Our future success will depend, in part, upon our intellectual property rights and our ability to protect these rights. We rely on a combination of patent, copyright, trademark and trade secret laws, nondisclosure agreements and other contractual provisions to establish, maintain and protect our proprietary rights. From time to time, we may be required to use litigation to protect our proprietary technology. As a result, we may incur substantial costs and we may not be successful in any such litigation. Despite our efforts to protect our proprietary rights, unauthorized third parties may copy aspects of our products, obtain and use information that we regard as proprietary, or infringe upon our patents. In addition, the laws of some foreign countries do not protect proprietary and intellectual property rights to the same extent as do the laws in the U.S. Because many of our products are sold and a significant portion of our business is conducted outside the U.S., our exposure to intellectual property risks may be higher. Our efforts to protect our proprietary and intellectual property rights may not be adequate. Additionally, there is a risk that our competitors will independently develop similar technology or duplicate our products or design around patents or other intellectual property rights. If we are unsuccessful in protecting our intellectual property or our products or technologies are duplicated by others, our competitive position could be harmed and we could lose market share.

As an example, the complexity and uncertainty of European patent laws have increased in recent years. In Europe, a new unitary patent system took effect June 1, 2023 which will significantly impact European patents, including those granted before the introduction of such a system. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court ("UPC"). As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC will have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of the unitary patent system and any potential changes.

We face risks from claims of third parties and litigation, which could have an adverse effect on our results of operations.

We have received, and may in the future receive, notices of claims of infringement and misappropriation or misuse of other parties' proprietary rights. From time to time, we are subject to claims of third parties, possibly resulting in litigation, which could include, among other things, claims regarding infringement of the intellectual property rights of third parties, product defects, employment-related claims, and claims related to acquisitions, dispositions or restructurings. We cannot assure you that we will prevail in such actions, or that other actions alleging misappropriation or misuse by us of third-party trade secrets, alleging infringement by us of third-party patents and trademarks or challenging the validity of our patents, will not be asserted or prosecuted against us. Addressing any such claims or litigation may be time-consuming and costly, divert management resources, cause product shipment delays, require us to redesign our products, require us to accept returns of products and to write-off inventory, or result in other adverse effects to our business. Any of the foregoing could have a material adverse effect on our results of operations and could require us to pay significant monetary damages.

We expect the likelihood of intellectual property infringement and misappropriation claims may increase as the number of products and competitors in the RFID market grows and as we increasingly incorporate third-party technology into our products. As a result of infringement claims, we could be required to license intellectual property from a third party or redesign our products. Licenses may not be offered when required or on acceptable terms. If we do obtain licenses from third parties, we may be required to pay license fees or royalties or we may be required to license some of our intellectual property to others in return for such licenses. If we are unable to obtain a license necessary for us or our third-party manufacturers to manufacture our allegedly infringing products, we could be required to suspend the manufacture of products or stop our suppliers from using processes that may infringe the rights of third parties. We may also be unsuccessful in redesigning our products. Our suppliers and customers may be subject to infringement claims based on intellectual property included in our products. We have historically agreed to indemnify our suppliers and customers for patent infringement claims relating to our products. The scope of this indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorney's fees. We may periodically engage in litigation as a result of these indemnification obligations. Our insurance policies exclude coverage for third-party claims for patent infringement.

Risks Relating to Our Financial Reporting and Disclosure

Any failure to maintain an effective system of disclosure and internal controls over financial reporting, or our ability to produce timely and accurate financial statements, could adversely affect investor confidence in us.

As a public company, we must maintain effective disclosure controls and procedures and internal control over financial reporting. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we identify one or more material weaknesses in our internal controls, our management will be unable to conclude that our internal control over financial reporting is effective. In the event our independent registered public accounting firm is required to issue an attestation report on the effectiveness of our internal control over financial reporting, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented or reviewed.

Any failure to implement and maintain effective disclosure controls and procedures and internal control over financial reporting, including identifying material weaknesses, could cause investors to lose confidence in the accuracy and completeness of our financial statements and reports, which could adversely affect the market price of our common stock. We could also be subject to fines or investigations by The Nasdaq Stock Market LLC ("Nasdaq"), the SEC and other regulatory authorities.

We incur significant expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

We incur significant legal, accounting, administrative and other costs and expenses as a public company. The Sarbanes-Oxley Act of 2002, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board and the securities exchanges, impose additional reporting and other obligations on public companies. Our management and other personnel need to devote a substantial amount of time to these compliance and disclosure obligations. If these requirements divert the attention of our management and personnel from other aspects of our business, they could have a material adverse effect on our business, financial condition and results of operations. Moreover, these rules and regulations applicable to public companies substantially increase our legal, accounting and financial compliance costs, require that we hire additional personnel and make some activities more time-consuming and costly. It may also be more expensive for us to obtain director and officer liability insurance. Because our revenue has and will continue to be significantly reduced as a result of the divestiture of the Physical Security Business, these expenses will represent a larger percentage of our revenue and will have a negative effect on our profitability. If we are unable to generate sufficient revenue, these increased expenses as a percentage of our revenue may have an adverse effect on our business, financial condition and results of operations.

General Risk Factors

Our stock price has been and is likely to remain volatile.

Over the past several years, The Nasdaq Capital Market has experienced significant price and volume fluctuations that have particularly affected the market prices of the stocks of technology companies. Volatility in our stock price may result from a number of factors, some of which are beyond our control, including, among others:

- fluctuations in the trading volume of our shares or the size of our public float;

- technical trading patterns of our stock;

- variations in our or our competitors' financial and/or operational results;

- fluctuations in market value of comparable companies in any of our markets;

- announcements of new offerings, products, strategic relationships, acquisitions, customer wins or losses, organizational changes, or other events by us or our competitors;

- comments and forecasts by securities analysts;

- litigation developments;

- departures of key employees;

- regulatory developments in the U.S., foreign countries, or both;

- global developments, including war and military conflicts (such as the ongoing conflict in Iran and the surrounding region and the conflict between Russia and Ukraine), acts of terrorism, natural disasters, public health crises, and other such events; and

- general economic conditions and trends.

In addition, the stock market has experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political, regulatory and market conditions, may negatively affect the market price of our common stock, regardless of our actual operating performance.

You may experience dilution of your ownership interests due to the future issuance of additional shares of our stock, and future sales of shares of our common stock could adversely affect our stock price.

We have reserved shares of common stock for potential future issuance including stock issuable pursuant to our equity incentive plans and the conversion of our preferred stock. As of March 2, 2026, 1,092,015 shares of common stock are reserved for future grants and outstanding equity awards under our equity incentive plans and 8,756,341 shares of common stock are reserved for future issuance in connection with other potential issuances, including conversion of our preferred stock. We may issue additional shares of common stock or other securities that are convertible into or exercisable for shares of common stock in connection with the hiring of personnel, future acquisitions, and future financings or for other business purposes. If we issue additional securities, existing stockholders may experience dilution. In addition, any new securities that we issue may have rights senior to those of our common stock. The issuance of additional shares of common stock or preferred stock or other securities, or the perception that such issuances could occur, may create downward pressure on the trading price of our common stock.

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by another company, which could decrease the value of your shares.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us or enter into a material transaction with us without the consent of our board of directors including limitations on actions by our stockholders by written consent. Delaware law imposes some restrictions on mergers and business combinations between us and any holder of 15% or more of our outstanding common stock. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. These provisions will apply even if the offer were to be considered adequate by some of our stockholders. Because these provisions may be deemed to discourage a change of control, they may delay or prevent the acquisition of our Company, which could decrease the value of our common stock.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 1C. *CYBERSECURITY*

Risk Management and Strategy

We have established policies and processes for assessing, identifying and managing material cybersecurity risks, and have integrated these processes into our overall risk management processes. We have also established policies and processes for managing and responding to material cybersecurity incidents.

We routinely assess material cybersecurity risks, including potential unauthorized occurrences on, or conducted through, our information systems that may compromise the confidentiality, integrity or availability of those systems or information maintained in them. We conduct periodic risk assessments to identify cybersecurity threats, as well as assessments when there is a material change in our business practices that we believe could affect information systems that are vulnerable to cybersecurity threats. These risk assessments include identifying reasonably foreseeable internal and external risks and the potential harm if the risks were to materialize using tools such as Remote Management and Monitoring ("RMM"), Network Vulnerability Scanner, and other utilities for monitoring all Company assets. We conduct these risk assessments directly and engage security product platform support teams as needed.

Following these risk assessments, we evaluate how to appropriately implement and maintain reasonable safeguards to mitigate identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards. We devote significant resources and designate members of our management team, including our executive staff, information technology ("IT") team, and Global Director of IT who reports to our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), to manage the risk assessment and mitigation process. As part of our overall risk management, we collaborate cross-functionally to monitor and test our safeguards and to train our employees on cybersecurity risks and safeguards. We offer cybersecurity training programs for employees at all levels and departments.

We require appropriate third-party service providers to certify that they can implement and maintain appropriate security measures, consistent with all applicable laws, in connection with their work for us, and to promptly report any suspected breach of their security measures that may affect our Company. We oversee and identify risks from cybersecurity threats associated with our use of service providers through an onboarding vendor risk management program.

While we have not, as of the date of this Annual Report on Form 10-K, experienced a cybersecurity threat or incident that resulted in a material adverse impact to our business strategy, results of operations, or financial condition, there can be no guarantee that we will not experience such threats or incidents in the future. Like any technology provider, we have experienced cybersecurity incidents in the past which were remediated on a case-by-case basis. See "Risk Factors" for more information on our cybersecurity risks.

Cybersecurity Governance

One of the key functions of our board of directors is to provide oversight of our risk management process, including risks from cybersecurity threats. Our board of directors is responsible for monitoring and assessing our strategic risk exposure with respect to cybersecurity risks and the audit committee of our board of directors oversees management of such risks. Our executive officers, including our CEO and CFO, are responsible for day-to-day management of the material risks we face.

Our Global Director of IT, in coordination with our executive officers, including our CEO and CFO, are responsible for assessing and managing material risks from cybersecurity threats, as well as managing and responding to material cybersecurity incidents if any occur. Our Global Director of IT has over 30 years of experience in various information technology roles, which includes management of cybersecurity matters, including over 20 years of experience as an IT Director. Our CFO has over 10 years of experience in risk management at the Company and at similar companies, including risks arising from cybersecurity threats.

Our Global Director of IT provides weekly briefings to the CEO and CFO about our cybersecurity risks and activities, including cybersecurity incidents and responses, cybersecurity systems testing, third-party activities and related topics. In the event threats and incidents are identified as potentially significant, the CEO and CFO will promptly report to our audit committee. Our Global Director of IT also provides periodic updates to the audit committee on the Company's cybersecurity policies and processes, material cybersecurity risks and mitigation strategies, and the audit committee provides periodic reports to the board of directors on such matters.

ITEM 2.   *PROPERTIES*

Our corporate headquarters is in Santa Ana, California. We lease additional facilities to house our engineering, sales and marketing, administrative and manufacturing functions. At December 31, 2025, our major facilities consisted of the following:

Location	Function	Square Feet	Lease Expiration
Santa Ana, California[1]	Corporate headquarters; administration; research and development; sales	5,000	January 2028
Sauerlach, Germany	European operations; research and development; sales	5,156	April 2026
Ayutthaya, Thailand	RFID/NFC product manufacturing; research and development	41,441	March 2028

[1] With the closing of the Asset Sale in September 2024, we are currently subleasing approximately 5,000 square feet from Hirsch Secure, Inc., a member of the Vitaprotech Group.

ITEM 3.   *LEGAL PROCEEDINGS*

We may from time to time become subject to various legal proceedings and claims arising in the ordinary course of business or could be named a defendant in other lawsuits. Legal proceedings could result in material costs, occupy significant management resources and entail penalties, even if we prevail. The outcome of such claims or other proceedings cannot be predicted with certainty and may have a material effect on our financial condition, results of operations or cash flows. We are not a party to any material legal proceedings as of December 31, 2025.

ITEM 4.   *MINE SAFETY DISCLOSURES*

Not applicable.

Information About Our Executive Officers

Information concerning our executive officers as of March 1, 2026 is as follows:

Kirsten Newquist, age 59, has served as our CEO and as a member of our board of directors since September 2024. Prior to that, from April 2024 to September 2024, she served as our President, IoT Solutions. Prior to joining the Company, Ms. Newquist previously held various roles at Avery Dennison Corporation (NYSE: AVY), a global materials science and digital identification solutions company, including as Global Vice President, Global Healthcare and Product Line Management at Avery Dennison Smartrac from October 2022 to September 2023, Global Vice President/General Manager at Avery Dennison Medical from June 2016 to October 2022, Vice President, Global Business Development at Avery Dennison Medical from June 2011 to June 2016, and Director of New Growth Platforms at Avery Dennison Corporation from May 2007 to June 2011. Prior to Avery Dennison, Ms. Newquist served as a Director at Copia Associates LLC, a private investment firm, from March 2005 to May 2007. From August 2001 to January 2005, Ms. Newquist served as Vice President, Corporate Development at Ancora Management Group, a mail services company that was acquired by Pitney Bowes Inc. (NYSE: BPI), a global shipping and mailing company, in November 2004. She also served as Director of Project Management at Iwerks Entertainment, a designer and manufacturer of software-based entertainment attractions, from January 1990 to August 1996. Ms. Newquist holds a B.S. in Mechanical Engineering from Stanford University and an M.B.A. from the Anderson School at University of California, Los Angeles.

Edward Kirnbauer, age 61, has served as our CFO and Secretary since August 2025 and Global Corporate Controller since November 2015. Prior to that, Mr. Kirnbauer served as Acting CFO and Acting Secretary from July 2025 to August 2025. From October 2021 to December 2021, Mr. Kirnbauer also served as our interim Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer. Previously, from April 2011 to November 2015, Mr. Kirnbauer served as a financial consultant for various companies, including Ducommun Incorporated (NYSE: DCO), an aerospace and defense company, and Multi-Fineline Electronix, Inc. (Nasdaq: MFLX), a technology and electronics manufacturing company. Prior to that, Mr. Kirnbauer served as Vice President of Finance & Administration and Corporate Controller at various companies, including as Corporate Controller for Procom Technology, Inc., a developer of network attached storage appliances, from 2001 to 2006. Mr. Kirnbauer is a Certified Public Accountant and started his career at KPMG LLP. Mr. Kirnbauer holds an M.B.A. from DePaul University's Charles H. Kellstadt Graduate School of Business, and a B.S. in Accounting from Illinois State University.

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is traded on The Nasdaq Capital Market under the symbol "INVE." According to data available at March 5, 2026, we had 99 registered holders of our common stock. Not represented in this figure are individual stockholders in Germany whose custodian banks do not release stockholder information to us.

During the three months ended December 31, 2025, we repurchased 9,800 shares of our common stock. The table below sets forth information regarding our purchases of common stock during the three months ended December 31, 2025:

	Issuer Purchases of Equity Securities			
Period	Total number of shares purchased[1]	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
October 1, 2025 – October 31, 2025	6,862	$ 3.45	—	—
November 1, 2025 – November 30, 2025	603	4.00	—	—
December 1, 2025 – December 31, 2025	2,335	3.37	—	—
Total	9,800	$ 3.46	—	

[1] Consists of shares surrendered to satisfy tax withholding obligations in connection with the vesting of restricted stock units issued to employees.

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements and general business conditions and other factors that our board of directors may deem relevant.

ITEM 6. *[RESERVED]*

ITEM 7.   *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and notes thereto included in Part II, Item 8 of this Annual Report.

Overview

Historically, we organized our operations into two reportable business segments: Identity and Premises. Our Identity segment included products and solutions that enabled secure access to information serving the logical access and cyber-security market, and protected connected objects and information using RFID embedded security. Our Premises segment included the Company's solutions to address the premises security market for government and enterprise, including access control, video surveillance, analytics, audio, access readers and identities.

On September 6, 2024, we completed the sale of our Physical Security Business, which historically represented our Premises segment, as well as our access card and identity reader operations, which were historically part of our Identity segment. As a result, we currently have one reportable segment: the *IoT Business* segment.

The IoT Business segment develops, manufactures, and supplies specialty IoT solutions tailored for the healthcare, logistics, smart packaging industries and other high-value end markets. Our strategy is focused on developing highly engineered and specialized IoT inlays, tags, and labels for applications that provide significant value to our global customers. These specialty RFID IoT devices, including NFC, HF, UHF and BLE technology are attached to or embedded into physical items, such as medical device consumables, pill containers, wine bottles, consumer appliances, and sports jerseys, providing those items with a unique digital identity. These devices enable unique and secure digital interaction with the physical world while simultaneously capturing relevant data which can then be analyzed and managed by the end customer. We sell our products across multiple industries, focusing on pharmaceutical and medical devices, consumer electronics, mobile devices, wine and spirits, luxury goods, libraries, and logistics.

Closing of Asset Sale

On September 6, 2024, we completed the sale of the Physical Security Business to Buyer, and Buyer assumed certain of our liabilities related to the Physical Security Business pursuant to that certain Stock and Asset Purchase Agreement, dated as of April 2, 2024, by and between the Company and Buyer. As consideration for the Asset Sale, we received gross proceeds of approximately $143.9 million in cash. In connection with the closing of the Asset Sale, we entered into a transition services agreement (the "Transition Services Agreement") with Buyer, which outlined the information technology, people, and facility support we would provide to Buyer for a period of 12 months to 18 months after the transaction closing date. On September 6, 2025, we and the Buyer completed the transition services and agreed to terminate the Transition Services Agreement.

Following the completion of the Asset Sale, we continue to own the assets and liabilities of our business that were not sold to Buyer, which we refer to herein as the "IoT Business". The discussion in this Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations,* unless otherwise noted, relates solely to our continuing operations.

Factors Affecting Our Performance

Market Adoption

Our financial performance depends on the pace, scope and depth of end-user adoption of our RFID products in multiple industries. That pace, scope and depth has resulted in large fluctuations in our operating results.

We believe significant improvement in chip capabilities at lower costs has accelerated the opportunities for product engineers to integrate RFID into their products to create new and more engaging customer experiences, reduce counterfeiting, and ensure proper product use and adherence. Though we believe the number of opportunities for RFID-based solutions has increased, the evaluation period and customer adoption for new applications can take anywhere from six months to several years, depending on the industry.

We believe the underlying, long-term trend is continued RFID adoption across multiple verticals, but regulated industries like healthcare take longer to optimize the technology and fully understand the benefits. We also believe that expanding use cases foster adoption across verticals and into other markets.

If RFID market adoption, and adoption of our products specifically, does not meet our expectations then our growth prospects and operating results will be adversely affected. If we are unable to meet end-user or customer volume or performance expectations, then our business prospects may be adversely affected. In contrast, if our RFID sales exceed expectations, then our revenue and profitability may be positively affected.

Given the uncertainties of the specific timing of our new customer deployments, we cannot assure you that we will have appropriate inventory and capacity levels or that we will not experience inventory shortfalls or overages in the future or acquire inventory at costs to maintain gross margins. We attempt to mitigate those risks by being deeply embedded in our customers' product design cycles and commercialization planning, working with our chip partners on long lead time components, managing our limited capital equipment needs within a short cycle and future proofing our facilities to accommodate several scenarios for growth potential.

If end users with sizable projects change or delay them, we may experience significant fluctuation in revenue on a quarterly or annual basis, and we anticipate that uncertainty to continue to characterize our business for the foreseeable future.

RFID Device Production Transition

At the end of the second quarter of 2025, we completed the transition of all of our RFID inlay, tag, and label production to our new state of the art manufacturing facility in Thailand and discontinued production in our manufacturing facility in Singapore. We completed all shut down activities in the Singapore site by end of fourth quarter of 2025. As a result, we are maintaining and producing products from one location, significantly reducing manufacturing overhead costs and increasing production efficiency.

Focus on High-Margin Opportunities

To strengthen and grow our core channel business, we are prioritizing higher margin opportunities with existing customers and channel partners. Higher margin opportunities often involve complex devices as compared to standard specification products, and require a certain amount of customization for the customer. Increasing technological complexity often necessitates more development resources and longer evaluation periods to ensure the product meets customer needs. In choosing to prioritize higher margin opportunities, we have, and may continue to, decide not to support low-margin projects that may generate revenue. This has and may continue to result in a negative impact on our operating results.

Competitive Landscape

We have seen a large increase in global production capacity at several of our RFID competitors. This has resulted in competitive pricing pressure, and, in response, we exited some of our lowest margin business. We largely completed the exit of this low margin business by the end of fourth quarter 2025.

Impacts of Macroeconomic Conditions and Other Factors on our Business

We conduct operations internationally with sales in the Americas, Europe and the Middle East, and Asia-Pacific regions. Our manufacturing operations and third-party contract manufacturers are in Southeast Asia. We purchase certain products and key components from a limited number of sources that depend on the supply chain, including freight, to receive components, transport finished goods and deliver our products across the world. In view of the rapidly changing business environment, we have experienced delays and reductions in customer orders, shifting supply chain availability, component shortages, and other production-related challenges. We continue to monitor the global supply chain and its effect on our financial position, results of operations, and cash flows.

We have also recently been, and expect to continue to be, impacted by other adverse macroeconomic conditions, including but not limited to, inflation, foreign currency fluctuations, tariffs, global trade disruption, geopolitical activity, and the slowdown of economic activity around the globe. These conditions may also impact our customers, suppliers, contract manufacturers, logistics providers, and distributors, causing increases in cost of materials and higher shipping and transportation rates, which then impacts the pricing of our products. Price increases may not successfully offset cost increases or may cause us to lose market share and, in turn, may adversely impact our financial position, results of operations, and cash flows. As of December 31, 2025, approximately 15% of our business is exposed to U.S. tariffs due to our manufacturing in Thailand.

The imposition of, or increase in tariffs, applicable to us has and will continue to increase our costs unless we are able to offset them, including through leveraging tariff exemptions, optimizing our supply chain or sourcing from alternative suppliers, or increasing prices. While we have developed a pass-through strategy intended to protect margins, the amount of Thailand-origin components required to obtain a valid certificate of origin remains uncertain, particularly in light of recent U.S. enforcement efforts aimed at preventing transshipment. We do not believe our activities constitute transshipments; however, in the event our products are determined to be transshipments, they would be subject to higher tariffs. There can be no assurance that we will be able to offset or mitigate the resulting increase in our costs, and if we are unable to pass on any cost increases or if supply and demand conditions do not support price increases for our products, our revenue and gross margin would be negatively impacted.

Effects of Asset Sale

Our business has and will continue to be affected by the Asset Sale. The Asset Sale included assets and operations that had historically represented the majority of our revenues, as well as a substantial portion of our assets. The gross margin profile of our continuing business has and will continue to be significantly lower than our historical total gross margins prior to the Asset Sale across a lower revenue base. As a result, we expect our loss from continuing operations to continue until we substantially increase our revenue to achieve scale.

For additional information regarding the risks related to our continuing business, see "Risks Related to our Business, Products, and Industry" under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

Results of Operations

Our results of operations for the years ended December 31, 2025 and 2024 is as follows (in thousands, except percentages).

	Year Ended December 31,		% Change
	2025	2024	
Net revenue	21,484	26,628	(19%)
Gross profit	1,307	340	284%
Gross profit margin	6%	1%	
Operating expenses:			
Research and development	3,278	3,887	(16%)
Selling and marketing	5,583	5,727	(3%)
General and administrative	13,068	18,147	(28%)
Restructuring and severance	1,524	540	182%
Total operating expenses	23,453	28,301	(17%)
Loss from continuing operations	(22,146)	(27,961)	
Non-operating income (expense):			
Interest income, net	5,023	1,352	272%
Foreign currency gains (losses), net	(1,148)	788	(246%)
Loss from continuing operations before income tax provision	(18,271)	(25,821)	
Income tax benefit (provision)	268	(90)	(398%)
Net loss from continuing operations	(18,003)	(25,911)	
Net income (loss) from discontinued operations, net of tax:			
Loss from Physical Security Business, net of tax	—	(2,778)	(100%)
Gain on sale of Physical Security Business, net of tax	—	103,509	100%
Total income from discontinued operations, net of tax	—	100,731	
Net income (loss)	$ (18,003)	$ 74,820	

Geographic net revenue based on each customer's ship-to location is as follows (in thousands):

	Year Ended December 31,		% Change
	2025	2024	
Americas	$ 10,042	$ 12,022	(16)%
Europe and the Middle East	7,178	7,591	(5)%
Asia-Pacific	4,264	7,015	(39)%
Total	$ 21,484	$ 26,628	(19)%
As a percentage of net revenue:			
Americas	47%	45%	
Europe and the Middle East	33%	29%	
Asia-Pacific	20%	26%	
Total	100%	100%	

Net Revenue

Net revenue was $21.5 million in 2025, a decrease of $5.1 million compared with $26.6 million in 2024. Net revenue in the Americas in 2025 decreased 16% compared with 2024. Net revenue in Europe, the Middle East, and the Asia-Pacific in 2025 was $11.4 million, a decrease of 22% compared with $14.6 million in 2024. The decrease was primarily due to lower unit sales of RFID transponder products as we exit low margin business opportunities, as well as reduced sales to our largest customer, who was working through safety stock they built up in 2024 in anticipation of the transition of production to our Thailand facility.

Gross Profit and Gross Margin

Gross profit for 2025 was $1.3 million compared to $0.3 million in 2024. Gross profit represents net revenue less direct cost of product sales, manufacturing overhead, other costs directly related to preparing the product for sale including freight, scrap, and inventory adjustments, where applicable.

Gross profit margin in 2025 increased to 6.1% from 1.3% in 2024. The increase in gross profit margin was primarily attributable to the reduction in fixed manufacturing overhead costs at our discontinued Singapore operation beginning in the second half of 2025, and improved utilization of our manufacturing production facility in Thailand. This improvement was partially offset by incremental costs related to the transition of production to our Thailand facility and the dual manufacturing sites required during the transition in the first half of 2025.

We expect there will be variation in our gross profit from period to period, as our gross profit has been and will continue to be affected primarily by varying mix among our products. Within each product category, gross margins have tended to be consistent, but over time may be affected by a variety of factors, including, without limitation, competition, product pricing, the volume of sales in any given quarter, manufacturing volumes, product configuration and mix, the availability of new products, product enhancements, risk of inventory write-downs and the cost and availability of components. At the end of the second quarter of 2025, we ceased production of RFID transponder devices in our manufacturing facility in Singapore. We have requalified our customers in our Thailand production facility. Furthermore, at the end of the fourth quarter of 2025, we substantially completed all shutdown activities associated with our Singapore facility. As a result of the reduction of fixed costs in the second half of 2025 from our Singapore facility, we expect gross product margins to continue to increase in 2026.

Operating Expenses

Information about our operating expenses for the years ended December 31, 2025 and 2024 is set forth below.

Research and Development

| | Year Ended December 31, | | | |
| | 2025 | 2024 | $ Change | % Change |
	($ in thousands)			
Research and development expenses	$ 3,278	$ 3,887	$ (609)	(16)%
Percentage of revenue	15%	15%		

Research and development expenses consist primarily of employee compensation and fees for the development of our products. We focus the majority of our research and development activities on the continued development of existing products and the development of new offerings for emerging market opportunities.

Research and development expenses in 2025 decreased compared with 2024 primarily due to lower salaries and related costs associated with the re-alignment of certain individuals in 2025 from research and development to general and administrative, as well as certain research and development activities transitioning to Thailand from our Singapore facility.

Selling and Marketing

| | Year Ended December 31, | | | |
| | 2025 | 2024 | $ Change | % Change |
	($ in thousands)			
Selling and marketing expenses	$ 5,583	$ 5,727	$ (144)	(3)%
Percentage of revenue	26%	22%		

Selling and marketing expenses consist primarily of employee compensation as well as amortization expense of certain intangible assets, customer lead generation activities, tradeshow participation, advertising and other marketing and selling costs.

Selling and marketing expenses in 2025 decreased compared with 2024 primarily due to lower professional service fees, and lower advertising, trade show and travel related costs year over year.

General and Administrative

| | Year Ended December 31, | | | |
	2025	2024	$ Change	% Change
	($ in thousands)			
General and administrative expenses	$ 13,068	$ 18,147	$ (5,079)	(28)%
Percentage of revenue	61%	68%		

General and administrative expenses consist primarily of compensation expenses for employees performing administrative functions, and professional fees incurred for legal, auditing and other consulting services.

General and administrative expenses in 2025 decreased compared with 2024 primarily due to strategic review-related costs incurred in 2024 of $6.2 million compared with $864,000 incurred in 2025.

Restructuring and Severance

| | Year Ended December 31, | | | |
	2025	2024	$ Change	% Change
	($ in thousands)			
Restructuring and severance expenses	$ 1,524	$ 540	$ 984	182%

Restructuring and severance expenses incurred in 2025 consisted primarily of severance costs of $626,000 and impairments of operating lease right-of-use assets of $800,000 primarily associated with shutdown related activities and vacated production space at our Singapore manufacturing facility. Restructuring and severance expenses in 2024 consisted of severance-related costs.

Non-operating Income (Expense)

Information about our non-operating income (expense) for the years ended December 31, 2025 and 2024 is set forth below.

| | Year Ended December 31, | | | |
	2025	2024	$ Change	% Change
	($ in thousands)			
Interest income, net	$ 5,023	$ 1,352	$ 3,671	272%
Foreign currency gains (losses), net	$ (1,148)	$ 788	$ (1,936)	(246)%

Interest income (expense), net consists of interest income generated on our cash equivalents net of interest costs on our financial liabilities and amortization of debt issuance costs in 2024. The increase in interest income, net in 2025 compared with 2024 was primarily attributable to interest earned on our money market accounts, fixed term deposit accounts, and treasury bills.

Changes in currency valuation in the periods mainly were the result of favorable exchange rate movements between the U.S. dollar, the Euro and the Thai Baht. Our foreign currency gains and losses primarily result from the valuation of current assets and liabilities denominated in a currency other than the functional currency of the respective entity in the local financial statements.

Income Tax Benefit (Provision)

| | Year Ended December 31, | | | |
	2025	2024	$ Change	% Change
	($ in thousands)			
Income tax benefit (provision)	$ 268	$ (90)	$ 358	(398)%
Effective tax rate	(1)%	0%		

As of December 31, 2025, our deferred tax assets are fully offset by a valuation allowance. Accounting Standards Codification ("ASC") 740, *Income Taxes*, provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes historical operating performance, reported cumulative net losses since inception and difficulty in accurately forecasting our future results, we provided a full valuation allowance against all of our net U.S. and foreign deferred tax assets. We reassess the need for our valuation allowance on a quarterly basis. If it is later determined that a portion or all of the valuation allowance is not required, it generally will be a benefit to the income tax provision in the period such determination is made.

We recorded an income tax benefit during the year ended December 31, 2025. The effective tax rate for the year ended December 31, 2025 differs from the federal statutory rate of 21% primarily due to the change in the valuation allowance, stock-based compensation, adjustments to previously estimated state income taxes upon finalizing tax returns, and the provisions in certain foreign jurisdictions. The effective tax rate for the year ended December 31, 2024 differs from the federal statutory rate of 21% primarily due to a change in valuation allowance, stock-based compensation, and the provisions in certain foreign jurisdictions, which are subject to higher tax rates.

Income (Loss) from Discontinued Operations, net of tax

	Year Ended December 31,			
	2025	2024	$ Change	% Change
	($ in thousands)			
Loss from Physical Security Business, net of tax	$ —	$ (2,778)	$ 2,778	(100)%
Gain on sale of Physical Security Business, net of tax	$ —	$ 103,509	$ (103,509)	100%

Income (loss) from discontinued operations consists of the results of operations, net of tax, as well as the gain on sale of our Physical Security Business which we disclosed as discontinued operations. See Note 3, *Discontinued Operations*.

Liquidity and Capital Resources

As of December 31, 2025, our working capital, defined as current assets less current liabilities, was $133.3 million, a decrease of $11.6 million compared to $144.9 million as of December 31, 2024. As of December 31, 2025, our cash and cash equivalents balance was $128.6 million.

On November 7, 2024, we announced that our board of directors authorized the Stock Repurchase Program. Under the Stock Repurchase Program, effective November 15, 2024, we may repurchase up to $10 million of shares of common stock on a discretionary basis from time to time through open market repurchases, privately negotiated transactions, or other means. The timing and amount of shares repurchased depends on a number of factors, including stock price, trading volume, general market and business conditions, liquidity and capital needs, and other factors. The Stock Repurchase Program does not obligate us to repurchase any specific dollar amount or acquire any specific number of shares of common stock. The Stock Repurchase Program has no expiration date and may be suspended or discontinued at any time without notice. During the year ended December 31, 2024, we repurchased 463,779 shares of common stock under the Stock Repurchase Program for total consideration of approximately $1.9 million. During the year ended December 31, 2025, there were no repurchases of shares of common stock under the Stock Repurchase Program.

As our previously unremitted earnings have been subjected to U.S. federal income tax, we expect any repatriation of these earnings to the U.S. would not incur significant additional taxes related to such amounts. However, our estimates are provisional and subject to further analysis. Generally, most of our foreign subsidiaries have accumulated deficits and cash and cash equivalents that are held outside the United States are typically not cash generated from earnings that would be subject to tax upon repatriation if transferred to the United States. We have access to the cash held outside the United States to fund domestic operations and obligations without any material income tax consequences. As of December 31, 2025, the amount of cash included at such subsidiaries was $12.4 million. We have not, nor do we anticipate the need to, repatriate funds to the United States to satisfy domestic liquidity needs arising in the ordinary course of business.

We have historically incurred operating losses and negative cash flows from operating activities, and we expect to continue to incur losses in the future. As of December 31, 2025, we had a total accumulated deficit of $358.1 million. During the year ended December 31, 2025, we had a loss from continuing operations of $18.0 million.

We believe our existing cash and cash equivalents, together with cash generated from operations, will be sufficient to satisfy our working capital needs to fund operations for the next twelve months and beyond. We may also use cash to acquire or invest in complementary businesses, technologies, services or products that would change our cash requirements. We may also choose to finance our business through public or private equity offerings, debt financings or other arrangements. However, there can be no assurance that additional capital will be available to us or that such capital will be available to us on acceptable terms. If we raise funds by issuing equity securities, dilution to stockholders could result. Debt or any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings could impose significant restrictions on our operations. The incurrence of additional indebtedness or the issuance of certain debt or equity securities could result in increased fixed payment obligations and could also result in restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely affect our ability to conduct our business. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our common stock to decline. If we are not able to secure additional funding when needed, we may have to curtail or reduce the scope of our business or forgo potential business opportunities.

The following summarizes our cash flows for the years ended December 31, 2025 and 2024 (in thousands):

| | Year Ended December 31, | |
	2025	2024
Net cash used in operating activities	$ (6,703)	$ (15,433)
Net cash provided by (used in) investing activities	(810)	141,493
Net cash used in financing activities	(431)	(13,634)
Effect of exchange rates on cash, cash equivalents, and restricted cash	907	(864)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(7,037)	111,562
Cash, cash equivalents, and restricted cash, beginning of year	135,946	24,384
Cash, cash equivalents, and restricted cash, end of year	$ 128,909	$ 135,946

Cash flows from operating activities

Cash used in operating activities in 2025 of $6.7 million was primarily due to a net loss of $18.0 million, partially offset by certain non-cash items of $7.1 million, consisting primarily of depreciation, amortization, and stock-based compensation and an increase in cash from net changes in operating assets and liabilities of $4.2 million.

Cash used in operating activities in 2024 of $15.4 million was primarily due to certain non-cash items of $89.4 million, consisting primarily of the gain on sale of our Physical Security Business of $103.5 million, as well as depreciation, amortization and stock-based compensation, partially offset by net income of $74.8 million and an increase in cash from net changes in operating assets and liabilities of $0.8 million.

Cash flows from investing activities

Cash used in investing activities in 2025 was $0.8 million which consisted of capital expenditures for our manufacturing facility in Thailand, partially offset by proceeds received on an investment.

Cash provided by investing activities in 2024 was $141.5 million which related primarily to net proceeds received in connection with the sale of our Physical Security Business in the third quarter of 2024, partially offset by capital expenditures for our manufacturing facility in Thailand.

Cash flows from financing activities

Cash used in financing activities in 2025 was $0.4 million related to net share settlements of RSUs.

Cash used in financing activities in 2024 was $13.6 million, which consisted of net repayments of $10.1 million under a revolving loan facility, net share settlements of RSUs of $1.6 million, and repurchases of our common stock of $1.9 million.

Contractual Obligations

We lease facilities, certain equipment, and automobiles under non-cancelable operating lease agreements. See Note 13, *Leases*, in the accompanying notes to our consolidated financial statements.

Purchases for inventories are highly dependent upon forecasts of customer demand. Due to the uncertainty in demand from our customers, we may have to change, reschedule, or cancel purchases or purchase orders from our suppliers. These changes may lead to vendor cancellation charges on these orders or contractual commitments. See Note 15, *Commitments and Contingencies*, in the accompanying notes to our consolidated financial statements.

Our other long-term liabilities include gross unrecognized tax benefits, and related interest and penalties. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years in connection with these tax liabilities.

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet arrangements, or issued guarantees to third parties.

Climate Change

We believe that neither climate change, nor governmental regulations related to climate change, have had a material effect on our business, financial condition or results of operations.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The preparation of these financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates and judgments on historical experience and on various other factors, which we believe are reasonable based upon the information available to us at the time these estimates, judgments and assumptions are made. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

We recognize revenue when we transfer control of promised products to our customers in an amount that reflects the consideration we expect to receive in exchange for those products. For contracts with multiple performance obligations, we allocate the transaction price of the contract to each performance obligation, generally on a relative basis using its standalone selling price. The stated contract value is generally the transaction price to be allocated to the separate performance obligations. Revenue is recognized net of any taxes collected from our customers that are subsequently remitted to governmental authorities. Prepayments received from a customer in advance of the transfer of control of products to the customer are accounted for as deferred revenue.

Provision for Credit Losses

Our provision for credit losses is based on our assessment of the collectability of customer accounts. We regularly review our receivables that remain outstanding past their applicable payment terms and establish an allowance and potential write-offs by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay. Although we expect to collect net amounts due as stated on the consolidated balance sheets, actual collections may differ from these estimated amounts.

Inventory Valuation

Inventories are stated at the lower of cost (using average cost or standard cost, as applicable) or net realizable value (market). We typically plan our production and inventory levels based on internal forecasts of customer demand, which can be highly unpredictable and can fluctuate significantly. We regularly review inventory quantities on hand and record an estimated provision for excess inventory based on judgment and assumptions involving an evaluation of technical obsolescence and our ability to sell based primarily on historical sales patterns and expectations for future demand. Actual demand and market conditions may differ from the projections utilized by management in establishing our inventory reserves. If we were to use different assumptions or utilize different estimates, the amount and timing of our inventory write-downs could be materially different. Adverse changes in our inventory valuations could have a material effect on our operating results and financial position.

Income Taxes

Our income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management's assessment of estimated current and future income taxes to be paid. We are subject to income taxes in the United States and in numerous foreign jurisdictions. Significant judgments and estimates are required in determining the consolidated income tax expense, deferred tax assets and liabilities and reserves for unrecognized tax benefits.

Deferred tax assets and liabilities arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which are expected to result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, for all material jurisdictions, we consider all available positive and negative evidence, including scheduled reversals of deferred tax balances, projected future taxable income, tax-planning strategies and results of recent operations. In projecting future taxable income, we begin with historical results and incorporate assumptions about the amount of future state, federal and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates we use to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating results.

As of December 31, 2025, we have federal and state income tax net operating loss ("NOL") carryforwards of $96.5 million and $46.5 million, respectively, which will expire at various dates.

We believe that it is more likely than not that the benefit from these NOL carryforwards will not be realized. Accordingly, we have provided a full valuation allowance on any potential deferred tax assets relating to these NOL carryforwards. If our assumptions change and we determine we will be able to realize these NOLs, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets as of December 31, 2025, will be accounted for as a reduction of income tax expense.

The calculation of our tax liabilities involves evaluating uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including the resolution of any related appeals or litigation processes, on the basis of the technical merits.

We record unrecognized tax benefits as liabilities in accordance with ASC 740 and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a tax payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is made available.

We do not believe that any of the unrecognized tax benefits, excluding the associated interest and penalties, were able to be recognized at the end of 2025.

We consider the earnings of our non-U.S. subsidiaries to be indefinitely invested outside the United States on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs and our specific plans for reinvestment of those subsidiary earnings. Should we decide to repatriate foreign earnings, we would need to adjust our income tax provision in the period we determined that the earnings will no longer be indefinitely invested outside the United States.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, operating lease liabilities, and long-term operating lease liabilities on our consolidated balance sheets. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future payments. The operating lease ROU assets also include any lease payments made and exclude lease incentives and initial direct costs incurred. Our lease terms may include options to extend the lease when it is reasonably certain that they we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. We have lease agreements with lease and non-lease components, which is accounted for as a single lease component.

Stock-based Compensation

We recognize stock-based compensation expense for all share-based payment awards in accordance with ASC 718, *Compensation – Stock Compensation*. Stock-based compensation expense for expected-to-vest awards is valued under the single-option approach and amortized on a straight-line basis, net of estimated forfeitures. We utilize the Black Scholes pricing model in order to determine the fair value of stock-based option awards. The Black Scholes pricing model requires various highly subjective assumptions including volatility, expected option life, and risk-free interest rate. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. In addition, we estimate the expected forfeiture rate and recognize expense only for those expected-to-vest shares. If our actual forfeiture rate is materially different from our estimate, our recorded stock-based compensation expense and operating results could be different.

Recent Accounting Pronouncements

See Note 2, *Summary of Significant Accounting Policies,* in the accompanying notes to our consolidated financial statements in Item 8 of Part II of this Annual Report for a description of recent accounting pronouncements, which is incorporated herein by reference.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Identiv, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Identiv, Inc. (a Delaware Corporation) and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income (loss), stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory Valuation – Adjustments for Excess or Obsolete Inventories

As described in Notes 2 and 6 to the consolidated financial statements, the Company's consolidated inventories balance was $7.4 million as of December 31, 2025. The Company's inventories are valued using standard cost, approximating average cost, and are stated at the lower of cost or net realizable value. The Company adjusts the carrying value of inventories based on assumptions about future demand, market conditions and technical obsolescence. If actual demand were to be substantially lower than estimated, there could be a significant adverse impact on the carrying value of inventories and results of operations.

The principal considerations for our determination that performing procedures relating to net realizable value adjustments to inventories is a critical audit matter are the significant amount of judgment by management in developing the assumptions of the forecasted product demand, which in turn lead to significant audit judgment, subjectivity, and effort in performing audit procedures and evaluating audit evidence relating to the forecasted product demand. Additionally, for newer products there may be limited historical data with which to evaluate forecasts.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management's process for developing the valuation allowance for excess and obsolete inventory, testing the completeness and accuracy of the underlying data used in the estimate, and evaluating management's assumptions of forecasted product demand. Evaluating management's forecasted product demand for reasonableness involved considering historical sales by product, comparing prior period estimates to actual results of the same period, and determining whether the demand forecast used was consistent with evidence obtained in other areas of the audit.

/s/ BPM LLP

We have served as the Company's auditor since 2015.

San Jose, California
March 26, 2026

IDENTIV, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

| | December 31, | |
	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 128,609	$ 135,646
Restricted cash	300	300
Accounts receivable, net of allowances of $657 and $655 as of December 31, 2025 and 2024, respectively	4,070	4,214
Inventories	7,419	7,475
Prepaid expenses and other current assets	2,267	5,210
Total current assets	142,665	152,845
Property and equipment, net	7,316	7,694
Operating lease right-of-use assets	841	2,000
Other assets	515	686
Total assets	$ 151,337	$ 163,225
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,619	$ 2,746
Operating lease liabilities	331	852
Deferred revenue	2,760	—
Accrued compensation and related benefits	776	862
Accrued income taxes payable	288	1,173
Other accrued expenses and liabilities	1,619	2,327
Total current liabilities	9,393	7,960
Long-term operating lease liabilities	525	1,167
Other long-term liabilities	718	29
Total liabilities	10,636	9,156
Commitments and contingencies (see Note 15)		
Stockholders' equity:		
Series B preferred stock, $0.001 par value: 5,000 shares authorized; 5,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively	5	5
Common stock, $0.001 par value: 50,000 shares authorized; 26,436 and 25,974 shares issued and 23,765 and 23,431 shares outstanding as of December 31, 2025 and 2024, respectively	26	26
Additional paid-in capital	512,684	509,482
Treasury stock 2,671 and 2,543 shares as of December 31, 2025 and 2024, respectively	(16,921)	(16,490)
Accumulated deficit	(358,053)	(340,050)
Accumulated other comprehensive income	2,960	1,096
Total stockholders' equity	140,701	154,069
Total liabilities and stockholders' equity	$ 151,337	$ 163,225

The accompanying notes are an integral part of these consolidated financial statements.

IDENTIV, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands, except per share data)

	Year Ended December 31,	
	2025	**2024**
Net revenue	$ 21,484	$ 26,628
Cost of revenue	20,177	26,288
Gross profit	1,307	340
Operating expenses:		
Research and development	3,278	3,887
Selling and marketing	5,583	5,727
General and administrative	13,068	18,147
Restructuring and severance	1,524	540
Total operating expenses	23,453	28,301
Loss from continuing operations	(22,146)	(27,961)
Non-operating income (expense):		
Interest income, net	5,023	1,352
Foreign currency gains (losses), net	(1,148)	788
Loss from continuing operations before income tax benefit (provision)	(18,271)	(25,821)
Income tax benefit (provision)	268	(90)
Net loss from continuing operations	(18,003)	(25,911)
Income (loss) from discontinued operations, net of tax:		
Loss from Physical Security Business, net of tax	—	(2,778)
Gain on sale of Physical Security Business, net of tax	—	103,509
Total income from discontinued operations, net of tax	—	100,731
Net income (loss)	$ (18,003)	$ 74,820
Other comprehensive income (loss):		
Foreign currency translation adjustment, net of tax	1,864	(233)
Comprehensive income (loss)	$ (16,139)	$ 74,587
Net income (loss) per common share:		
Basic and diluted - continuing operations	$ (0.79)	$ (1.14)
Basic and diluted - discontinued operations	$ —	$ 4.27
Basic and diluted - net income (loss)	$ (0.79)	$ 3.14
Weighted average shares outstanding:		
Basic and diluted	23,782	23,581

The accompanying notes are an integral part of these consolidated financial statements.

IDENTIV, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except par value)

	Series B Preferred Stock		Common Stock		Additional Paid-in	Treasury	Accumulated	Accumulated Other Comprehensive	Total
	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Income	Equity
Balances, January 1, 2024	5,000	$ 5	23,247	$ 25	$ 500,752	$ (12,969)	$ (414,870)	$ 1,329	$ 74,272
Net income	—	—	—	—	—	—	74,820	—	74,820
Unrealized loss from foreign currency translation adjustments	—	—	—	—	—	—	—	(233)	(233)
Issuance of common stock in connection with vesting of stock awards	—	—	1,072	1	—	—	—	—	1
Stock-based compensation	—	—	—	—	8,730	—	—	—	8,730
Shares withheld in payment of taxes in connection with net share settlement of restricted stock units	—	—	(424)	—	—	(1,642)	—	—	(1,642)
Repurchases of common stock	—	—	(464)	—	—	(1,879)	—	—	(1,879)
Balances, December 31, 2024	5,000	5	23,431	26	509,482	(16,490)	(340,050)	1,096	154,069
Net loss	—	—	—	—	—	—	(18,003)	—	(18,003)
Unrealized gain from foreign currency translation adjustments	—	—	—	—	—	—	—	1,864	1,864
Issuance of common stock in connection with vesting of stock awards	—	—	463	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	3,202	—	—	—	3,202
Shares withheld in payment of taxes in connection with net share settlement of restricted stock units	—	—	(129)	—	—	(431)	—	—	(431)
Balances, December 31, 2025	5,000	$ 5	23,765	$ 26	$ 512,684	$ (16,921)	$ (358,053)	$ 2,960	$ 140,701

The accompanying notes are an integral part of these consolidated financial statements.

IDENTIV, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,	
	2025	**2024**
Cash flows from operating activities:		
Net income (loss)	$ (18,003)	$ 74,820
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	2,026	2,870
Gain on sale of discontinued operations, net of taxes	—	(103,509)
Amortization of operating lease right-of-use assets	424	1,473
Write down of inventory	639	807
Amortization of debt issuance costs	—	113
Stock-based compensation expense	3,202	8,730
Impairment of operating lease right-of-use assets	800	—
Loss on disposal of property and equipment	—	98
Changes in operating assets and liabilities:		
Accounts receivable	150	6,158
Inventories	(309)	4,482
Prepaid expenses and other assets	2,857	(2,613)
Accounts payable	1,032	(5,318)
Deferred revenue	2,760	311
Accrued income taxes payable	(885)	(2,017)
Accrued expenses and other liabilities	(131)	(365)
Operating lease liabilities	(1,265)	(1,473)
Net cash used in operating activities	(6,703)	(15,433)
Cash flows from investing activities:		
Capital expenditures	(1,108)	(1,493)
Proceeds from sale of discontinued operations, net of cash sold	—	142,986
Proceeds from investment	298	—
Net cash provided by (used in) investing activities	(810)	141,493
Cash flows from financing activities:		
Borrowings under revolving loan facility, net of issuance costs	—	9,887
Repayments under revolving loan facility	—	(20,000)
Taxes paid related to net share settlement of restricted stock units	(431)	(1,642)
Repurchases of common stock	—	(1,879)
Net cash used in financing activities	(431)	(13,634)
Effect of exchange rates on cash, cash equivalents, and restricted cash	907	(864)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(7,037)	111,562
Cash, cash equivalents and restricted cash		
Beginning of period	135,946	24,384
End of period	$ 128,909	$ 135,946
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$ —	$ 324
Income taxes payments (refunds), net	$ (1,909)	$ 4,181
Non-cash investing and financing activities:		
Dividends earned on Series B preferred stock	$ 824	$ 883
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$ 65	$ 560

The accompanying notes are an integral part of these consolidated financial statements.

IDENTIV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business

Description of Business — Identiv, Inc. and its wholly owned subsidiaries (the "Company") develops, manufactures, and supplies specialty IoT solutions tailored for the healthcare industry and other high-value end markets. The Company's specialty radio-frequency identification ("RFID") IoT devices, including near field communication ("NFC"), high frequency ("HF"), dual frequency ("DF"), ultra-high frequency ("UHF") and Bluetooth Low Energy ("BLE") technology, are attached to or embedded into physical items, such as medical device consumables, pill containers, wine bottles, consumer appliances and sports jerseys, providing those items with a unique digital identity. These devices enable unique and secure digital interaction with the physical world while simultaneously capturing relevant data which can then be analyzed and managed by the end customer. The Company sells its products across multiple industries, focusing on pharmaceutical and medical devices, consumer electronics, mobile devices, wine and spirits, luxury goods, libraries, and logistics. The Company's corporate headquarters are in Santa Ana, California. The Company maintains a research and development facility in Germany, a manufacturing facility in Thailand, and local operations and sales facilities in Germany and the United States. The Company was founded in 1990 in Munich, Germany and was incorporated in 1996 under the laws of the State of Delaware.

On September 6, 2024, the Company completed the sale of its physical security, access card, and identity reader operations and assets, including all outstanding shares of Identiv Private Limited, its wholly-owned subsidiary (the "Physical Security Business"), to Hawk Acquisition, Inc., a Delaware corporation ("Buyer") and a wholly-owned subsidiary of Vitaprotech SAS, a French société par actions simplifiée. Due to the sale of its Physical Security Business in 2024, the Company has classified the results of the Physical Security Business as discontinued operations on its consolidated statement of comprehensive income (loss) for the 2024 period presented. See Note 3, *Discontinued Operations,* for additional disclosure related to discontinued operations. The discussion in the notes to these consolidated financial statements, unless otherwise noted, relates solely to the Company's continuing operations.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications — Certain reclassifications have been made to the fiscal year 2024 consolidated financial statements to conform to the fiscal year 2025 presentation. The reclassifications had no impact on net income (loss), total assets, total liabilities, or stockholders' equity.

Use of Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company believes judgment is involved in determining revenue recognition; analysis of provision for credit losses; the recoverability of long-lived assets; stock-based compensation expense; and income tax uncertainties. The Company bases these estimates on historical and anticipated results, trends, and various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ materially from those estimates and assumptions.

Cash Equivalents and Restricted Cash — Cash equivalents comprise highly liquid investments, including money market accounts, fixed term deposit accounts, and treasury bills with original maturities of less than 90 days at the date of purchase. Restricted cash as of December 31, 2025 and 2024 pertain to a letter of credit with one of the Company's suppliers.

Concentration of Credit Risk — Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with what it considers high credit quality financial institutions. One customer accounted for 15% of net revenue for the year ended December 31, 2025, and one customer accounted for 11% of net revenue for the year ended December 31, 2024. As of December 31, 2025, two customers accounted for 19% and 15%, respectively, of the Company's accounts receivable, net balance. As of December 31, 2024, two customers accounted for 16% and 11%, respectively, of the Company's accounts receivable, net balance. The Company does not require collateral or other security to support accounts receivable. To reduce risk, the Company's management performs ongoing credit evaluations of its customers' financial condition. The Company maintains a provision for potential credit losses in its consolidated financial statements. The Company relies upon a limited number of suppliers for some key components of their products which exposes them to various risks. As of December 31, 2025, two suppliers accounted for 41% and 10%, respectively, of the Company's accounts payable. As of December 31, 2024, no suppliers accounted for 10% or more of the Company's accounts payable.

Provision for Credit Losses — The provision for credit losses is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews its receivables that remain outstanding past their applicable payment terms and

establishes a provision and potential write-offs by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current and future economic conditions that may affect a customer's ability to pay. Although the Company expects to collect net amounts due as stated on the consolidated balance sheets, actual collections may differ from these estimated amounts.

Inventories — Inventories are stated at the lower of cost (using average cost or standard cost, as applicable) or net realizable value (market). Inventory is written down for excess inventory, technical obsolescence and the inability to sell based primarily on historical sales and expectations for future use. The Company operates in an industry characterized by technological change. The planning of production and inventory levels is based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. Should the demand for the Company's products prove to be significantly less than anticipated, the ultimate realizable value of the Company's inventory could be substantially less than amounts in the consolidated balance sheets. Once inventory has been written down below cost, it cannot be subsequently written up.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over estimated useful lives of three to ten years for furniture, fixture and office equipment, five to seven years for machinery, five years for automobiles and three years for computer software. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful life.

Long-Lived Assets — The Company reviews long‐lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized when the total estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows or other appropriate measures of fair value. There were no material impairment losses recorded during the years ended December 31, 2025 or 2024.

Leases — The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, operating lease liabilities, and long-term operating lease liabilities on the Company's consolidated balance sheets. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future payments. The operating lease ROU assets also include any lease payments made and exclude lease incentives and initial direct costs incurred. The Company's lease terms may include options to extend the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease component.

Freight Costs — The Company reflects the cost of shipping its products to customers as a cost of revenue. Reimbursements received from customers for freight costs are recognized as product revenue.

Research and Development — Costs to research, design, and develop the Company's products are expensed as incurred and consist primarily of employee compensation, external contractor costs, and fees for the development of prototype products. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. Generally, the Company's products are released soon after technological feasibility has been established. Costs incurred subsequent to achieving technological feasibility have been expensed as incurred.

The Company capitalizes certain costs for its internal-use software incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight line basis over its estimated useful life, generally three years. The estimated useful life is determined based on management's judgment on how long the core technology and functionality serves internal needs and the customer base. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The capitalized software development costs and related amortization expense recorded were not significant for the years ended December 31, 2025 or 2024.

Advertising Costs — The Company expenses advertising costs as incurred. Advertising costs were not significant for the years ended December 31, 2025 or 2024.

Stock-based Compensation — The Company accounts for all stock-based payment awards, including employee stock options, restricted stock awards, and performance share units in accordance with Accounting Standards Codification ("ASC") 718, *Compensation-Stock Compensation* ("ASC 718"). Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award. Compensation expense for all stock-based payment awards is recognized using the straight-line single-option approach. Employee stock options awards are valued under the single-option approach and amortized on a straight-line basis, net of estimated forfeitures. The value of the portion of the stock option award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statements of comprehensive income (loss). See Note 9, *Stock-Based Compensation*, for further information regarding the Company's stock-based compensation assumptions and expenses.

The Company has elected to use the Black Scholes pricing model to estimate the fair value of its stock options, which incorporates various subjective assumptions including volatility, risk-free interest rate, expected life, and dividend yield to calculate the fair value of stock option awards. Since the Company has been publicly traded for many years, it utilizes its own historical volatility in valuing its stock option grants. The expected life of an award is based on historical experience, the terms and conditions of the stock awards granted to employees, as well as the potential effect from options that have not been exercised at the time. The assumptions used in calculating the fair value of stock-based payment awards represent management's estimates. These estimates involve inherent uncertainties and the application of management's judgment. If factors change and the Company uses different assumptions, its stock-based compensation expense could be materially different in the future. In addition, the Company estimates the expected forfeiture rate and recognizes expense only for those awards which are ultimately expected-to-vest shares. If the actual forfeiture rate is materially different from the Company's estimate, the recorded stock-based compensation expense could be different. Forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Income Taxes — The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"), which requires the asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes reflect the recognition of future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. The carrying value of net deferred tax assets reflects that the Company has been unable to generate sufficient taxable income in certain tax jurisdictions. A valuation allowance is provided to reduce the deferred tax asset to an amount that is more likely than not to be realized. The deferred tax assets are still available for the Company to use in the future to offset taxable income, which would result in the recognition of a tax benefit and a reduction in the Company's effective tax rate. Actual operating results and the underlying amount and category of income in future years could render the Company's current assumptions, judgments and estimates of the realizability of deferred tax assets inaccurate, which could have a material impact on its financial position or results of operations.

The Company accounts for uncertain tax positions in accordance with ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Such changes in recognition or measurement might result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of comprehensive income (loss). Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheets. See Note 7, *Income Taxes*, for further information regarding the Company's tax disclosures.

Net Income (Loss) Per Share — Basic net income (loss) per share is based upon the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is based upon the weighted average number of common shares and dilutive-potential common share equivalents outstanding during the period (using the treasury stock or if-converted method), if applicable. Dilutive-potential common share equivalents are excluded from the computation of net income (loss) per share in loss periods, as their effect would be antidilutive. See Note 10, *Net Income (Loss) per Common Share*, for further information regarding the Company's computation of both basic and diluted net income (loss) per common share.

Comprehensive Income (Loss) — Comprehensive income (loss) for the years ended December 31, 2025 and 2024 has been disclosed within the consolidated statements of comprehensive income (loss). Other accumulated comprehensive income (loss) includes net foreign currency translation adjustments, net of tax, which are excluded from consolidated net income (loss).

Foreign Currency Translation and Transactions — The functional currencies of the Company's foreign subsidiaries are the local currencies, except for the Singapore subsidiary, which uses the U.S. dollar as its functional currency. For those subsidiaries whose functional currency is the local currency, the Company translates assets and liabilities to U.S. dollars using period-end exchange rates and translates revenues and expenses using average exchange rates during the period. Exchange gains and losses arising from translation of foreign entity financial statements are included as a component of accumulated other comprehensive income (loss) in equity and gains and losses from transactions denominated in currencies other than the functional currency of the Company are included in the Company's consolidated statements of comprehensive income (loss).

Recent Issued Accounting Standards Not Yet Adopted

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") that the Company adopts as of the specified effective date. Unless otherwise discussed, the Company does not believe that the impact of recently issued standards that are not yet effective will have a material impact on its financial position or results of operations upon adoption.

In November 2024, the FASB issued Accounting Standards Update ("ASU") 2024-03, *Income Statement - Reporting Comprehensive Income (Topic 220): Disaggregation of Income Statement Expenses* ("ASU 2024-03"), which requires public entities to provide disaggregated disclosures of certain expense captions presented on the face of the income statement into specific categories within the notes to the consolidated financial statements. ASU 2024-03 is effective for the Company's annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The ASU may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact of adoption of ASU 2024-03 on its financial statements and related disclosures.

In July 2024, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The standard is effective for annual reporting periods beginning after December 15, 2025, including interim periods, and allows for early adoption. The Company is currently evaluating the impact on its financial statements and related disclosures.

Adoption of New Accounting Standards

In December 2023, the FASB released ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which amends income tax disclosure requirements to enhance the transparency and decision usefulness for users of the consolidated financial statements. The Company adopted ASU 2023-09 effective December 31, 2025. The guidance was applied retrospectively, and the consolidated financial statements reflect the disclosures for the years ended December 31, 2025, and 2024.

Note 3. Discontinued Operations

On September 6, 2024, the Company completed the sale of its Physical Security Business to Buyer, and Buyer assumed certain of the Company's liabilities related to the Physical Security Business (collectively, the "Asset Sale") pursuant to that certain Stock and Asset Purchase Agreement, dated as of April 2, 2024 (the "Purchase Agreement"), by and between the Company and Buyer. As consideration for the Asset Sale, the Company received gross proceeds of approximately $143.9 million in cash.

In connection with the closing of the Asset Sale, the Company and Buyer entered into a transition services agreement (the "Transition Services Agreement"). The Transition Services Agreement outlined the information technology, people, and facility support the Company provided to Buyer for a period of 12 months to 18 months after the transaction closing date. The agreed upon charges for such services were intended to allow the Company and Buyer, respectively, to recover all costs and expenses of providing such services. On September 6, 2025, the Company and Buyer completed the transition services and agreed to terminate the Transition Services Agreement. Fees earned and incurred under the Transition Services Agreement for the years ended December 31, 2025 and 2024 were immaterial.

As the sale of the Company's Physical Security Business represented a significant strategic shift that has a material effect on the Company's operations and financial results, the Company has separately reported the results of its Physical Security Business as discontinued operations in the consolidated statements of comprehensive income (loss) for the 2024 period presented.

The following presents the financial results of discontinued operations for the year ended December 31, 2024 (in thousands):

	Year Ended December 31, 2024	
Net revenue	$	42,473
Cost of revenue		22,825
Gross profit		19,648
Operating expenses:		
Research and development		6,514
Selling and marketing		11,960
General and administrative		3,741
Restructuring and severance		145
Total operating expenses		22,360
Loss from operations		(2,712)
Non-operating income (expense):		
Foreign currency losses, net		(25)
Loss before income tax provision		(2,737)
Income tax provision		(41)
Net loss	$	(2,778)

The cash flows related to the discontinued operations have not been segregated and are included in the consolidated statements of cash flows. The following presents the significant non-cash items and capital expenditures related to discontinued operations for the year ended December 31, 2024 (in thousands):

	Year Ended December 31, 2024	
Depreciation and amortization	$	892
Capital expenditures		322
Stock-based compensation		5,254

Note 4. Revenue

Revenue Recognition

Revenue is recognized upon transfer of control of promised products to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products. For contracts with multiple performance obligations, the Company allocates the transaction price of the contract to each performance obligation, generally on a relative basis using its standalone selling price. The stated contract value is generally the transaction price to be allocated to the separate performance obligations. Revenue is recognized net of any taxes collected from customers that are subsequently remitted to governmental authorities.

Disaggregation of Revenue

The Company disaggregates revenue from contracts with customers based on the shipping location of the customer. The geographic regions that are tracked are the Americas, Europe and the Middle East, and Asia-Pacific regions. See Note 11, *Segment Reporting* for net revenue based on the disaggregation criteria noted above. All revenues from continuing operations are recognized at a point in time following the transfer of control of the products to the customer, which typically occurs upon shipment or delivery depending on the terms of the underlying contract.

Contract Balances

Amounts prepaid in advance of the transfer of control of products to customers are accounted for as deferred revenue and represent contract liabilities. Deferred revenue is recognized as revenue when control of the related product is transferred to the customer. In the fourth quarter of 2025, the Company received approximately $2.8 million from a customer for delivery of RFID transponder products that are expected to be delivered in the first quarter of 2026. Accordingly, this amount was recorded as deferred revenue as of December 31, 2025. As of December 31, 2024, there were no contractual obligations accounted for as deferred revenue.

Note 5. Fair Value Measurements

The Company determines the fair values of its financial instruments based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The classification of a financial asset or liability within the hierarchy is based upon the lowest level input that is significant to the fair value measurement. Under ASC 820, Fair Value Measurement and Disclosures ("ASC 820"), the fair value hierarchy prioritizes the inputs into three levels that may be used to measure fair value:

- Level 1 – Quoted prices (unadjusted) for identical assets and liabilities in active markets;
- Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly; and
- Level 3 – Unobservable inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2025 and 2024, the only assets measured and recognized at fair value on a recurring basis were cash equivalents, which consisted of treasury bills of $28.9 million and $83.0 million, respectively, with maturities less than 90 days (Level 1 fair value measurements). As of December 31, 2025 and 2024, there were no liabilities measured and recognized at fair value on a recurring basis.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

As of December 31, 2025 and 2024, the Company had $200,000 and $348,000, respectively, of privately-held investments measured at fair value on a nonrecurring basis, which were classified as Level 3 assets due to the absence of quoted market prices and inherent lack of liquidity. In the second quarter of 2025, the Company converted a $150,000 convertible promissory note into equity. In the third quarter of 2025, the Company received proceeds of $298,000 representing its remaining ownership in the privately-held investment. The Company reviews its investments to identify and evaluate investments that have an indication of possible impairment. The Company adjusts the carrying value for its privately-held investments for any impairment if the fair value is less than the carrying value of the respective assets on an other-than-temporary basis. The amount of privately-held investments is included in other assets in the accompanying consolidated balance sheets.

As of December 31, 2025 and 2024, there were no liabilities that are measured and recognized at fair value on a non-recurring basis.

Assets and Liabilities Not Measured at Fair Value

The carrying amounts of the Company's accounts receivable, prepaid expenses and other current assets, accounts payable, and other accrued expenses and liabilities approximate fair value due to their short maturities.

Note 6. Balance Sheet Components

The Company's inventories are stated at the lower of cost or net realizable value. Inventories consist of (in thousands):

	December 31,			
	2025		**2024**	
Raw materials	$	4,854	$	3,893
Finished goods		2,565		3,582
Total	$	7,419	$	7,475

The Company wrote down inventory of approximately $639,000 in 2025 related to obsolete inventory at our Singapore production facility and approximately $807,000 in 2024 for inventory designated specifically for one customer that phased out of a legacy program earlier than expected.

Property and equipment, net consists of (in thousands):

	December 31,			
	2025		**2024**	
Building and leasehold improvements	$	1,305	$	1,315
Furniture, fixtures and office equipment		152		221
Plant and machinery		8,903		17,967
Purchased software		780		724
Total		11,140		20,227
Accumulated depreciation		(3,824)		(12,533)
Property and equipment, net	$	7,316	$	7,694

The Company recorded depreciation expense of $2.0 million during each of the years ended December 31, 2025 and 2024. Depreciation expense included in discontinued operations was $0.2 million for the year ended December 31, 2024.

Other accrued expenses and liabilities consist of (in thousands):

	December 31,			
	2025		**2024**	
Accrued professional fees	$	802	$	526
Accrued warranties		250		214
Amounts payable under the Transition Services Agreement		6		354
Amounts payable related to purchase price adjustment		—		474
Other accrued expenses		561		759
Total	$	1,619	$	2,327

Note 7. Income Taxes

Loss from continuing operations before income tax benefit (provision) for domestic and non-U.S. operations is as follows (in thousands):

	For the Year Ended December 31,			
	2025		**2024**	
Loss from continuing operations before income tax benefit (provision):				
U.S.	$	(17,389)	$	(27,317)
Foreign		(882)		1,496
Loss from continuing operations before income tax benefit (provision)	$	(18,271)	$	(25,821)

The income tax benefit (provision) consisted of the following (in thousands):

| | For the Year Ended December 31, | |
	2025	2024
Deferred:		
Federal	$ —	$ —
State	—	—
Foreign	—	—
	$ —	$ —
Current:		
Federal	$ —	$ —
State	166	(39)
Foreign	102	(51)
Total current	268	(90)
Total income tax benefit (provision)	$ 268	$ (90)

Significant items making up deferred tax assets and liabilities are as follows (in thousands):

| | December 31, | |
	2025	2024
Deferred tax assets:		
Allowances not currently deductible for tax purposes	$ 140	$ 186
Net operating loss carryforwards	35,802	27,577
General carryforwards	—	1,533
Stock-based compensation	1,077	1,334
Accrued and other	908	1,992
	37,927	32,622
Less valuation allowance	(37,013)	(32,299)
	914	323
Deferred tax liabilities:		
Depreciation and amortization	(3)	—
State income taxes	(911)	(323)
	(914)	(323)
Net deferred tax asset	$ —	$ —

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2025. Such objective evidence limits the ability to consider other subjective evidence such as the Company's projections for future growth.

A valuation allowance of $37.0 million and $32.3 million, as of December 31, 2025 and 2024, respectively, has been recorded to offset the related net deferred tax assets as the Company is unable to conclude that it is more likely than not that such deferred tax assets will be realized. The net deferred tax liabilities are primarily from deferral of state income taxes.

The following table summarizes the Company's net deferred tax assets valuation allowance activity (in thousands):

| | Year Ended December 31, | |
	2025	2024
Balance at beginning of period	$ 32,299	$ 56,045
Increases in valuation allowance	4,714	—
Decreases in valuation allowance	—	(23,746)
Balance at end of period	$ 37,013	$ 32,299

Section 951A under the Tax Cuts and Jobs Act (the "Act") requires a U.S. shareholder of a controlled foreign corporation to include in taxable income the shareholder's share of global intangible low-taxed income ("GILTI") for the year. The Company has determined that the Section 951A provisions do apply to its operations and relationships with its controlled foreign corporations ("CFCs"). The Company recorded no GILTI income from continuing operations in 2025 and 2024. The Act also changed the treatment of Section 174 research and experimental costs beginning January 1, 2022. Historically, taxpayers had the option of expensing Section 174 costs currently or amortizing over five years. The Act provision requires taxpayers to now capitalize such costs and amortize over five years for research conducted domestically or fifteen years if conducted outside of the U.S. The One Big Beautiful Bill Act ("OBBBA") enacted on July 4, 2025, changed the provisions of Section 174 and domestic research costs have returned to the option of immediately expensing or amortizing over five years. The Company has elected to immediately expense domestic related research costs in the current year.

As of December 31, 2025, the Company had net operating loss carryforwards of $96.5 million for federal, $46.5 million for state and $52.1 million for foreign income tax purposes. Certain of the Company's federal, state and foreign loss carryforwards have started expiring and will continue to expire through 2045 if not utilized.

The Tax Reform Act of 1986 (the "Tax Reform Act") limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in stock ownership. The Company completed its acquisition of Bluehill ID AG on January 4, 2010, which resulted in a stock ownership change as defined by the Tax Reform Act. The Company also completed its acquisition of 3VR Security, Inc. on February 14, 2018, which resulted in a stock ownership change as defined by the Tax Reform Act. These transactions resulted in limitations on the annual utilization of federal and state net operating loss carryforwards and credits. As a result, the Company reevaluated its available deferred tax assets, and the loss carryforward and credit amounts, excluding the valuation allowance presented above have been adjusted for the limitation resulting from the change in ownership in accordance with the provisions of the Tax Reform Act.

The income tax benefit (provision) reconciled to the amount computed by applying the statutory federal tax rate to the loss from continuing operations before income tax benefit (provision) is as follows (in thousands):

	Year Ended December 31, 2025		Year Ended December 31, 2024	
	Amount	%	Amount	%
Income tax benefit (provision) at U.S. federal statutory tax rate	$ 3,837	21.00%	$ 5,422	21.00%
State income taxes, net of federal benefit*	(29)	(0.16)%	(31)	(0.12)%
State taxes - current taxes return to provision adjustment	698	3.82%	—	—
Foreign tax effects:				
Japan				
Statutory tax rate differential	295	1.61%	(50)	(0.19)%
Germany				
Statutory tax rate differential	278	1.52%	—	—
Singapore				
Statutory tax rate differential	(189)	(1.03)%	—	—
Canada				
Statutory tax rate differential	(513)	(2.81)%	—	—
Thailand				
Statutory tax rate differential	43	0.24%	—	—
Other jurisdictions	2	0.01%	—	—
Changes in valuation allowances	(2,732)	(14.95)%	(4,655)	(18.03)%
Nontaxable or nondeductible items:				
Stock compensation	(537)	(2.94)%	(744)	(2.88)%
Other	(2)	(0.01)%	(31)	(0.12)%
Changes in unrecognized tax benefits	(683)	(3.74)%	(1)	(0.01)%
Other:				
Return to provision adjustments	(200)	(1.09)%	—	—
Total income tax benefit (provision)	$ 268	1.47%	$ (90)	(0.35)%

* State taxes in California and Texas made up the majority (greater than 50 percent) of the effect in this category.

The Company applies the provisions of, and accounted for uncertain tax positions in accordance with, ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

On August 16, 2022, the President of the United States signed into law the Inflation Reduction Act ("H.R. 5376"), which contained various tax law changes, including the imposition of an AMT on "large" corporations, a tax on certain stock buybacks, and other targeted revenue raisers. The Company analyzed the provisions of H.R. 5376 and currently does not expect this law to have any material effect on the Company.

A reconciliation of the beginning and ending amount of unrecognized tax benefits with an impact on the Company's consolidated balance sheets or statements of comprehensive income (loss) is as follows (in thousands):

	December 31,			
	2025		**2024**	
Balance at beginning of period	$	2,282	$	2,279
Additions based on tax positions related to the current year		8		1
Additions for tax positions of prior years		—		2
Reductions in prior year tax positions		(196)		—
Balance at end of period	$	2,094	$	2,282

While timing of the resolution and/or finalization of tax audits is uncertain, the Company does not believe that its unrecognized tax benefits as presented in the above table would materially change in the next 12 months.

As of December 31, 2025 and 2024, the Company recognized liabilities for unrecognized tax benefits of $2.1 million and $2.3 million, respectively. During the year ended December 31, 2025, $0.7 million of unrecognized tax benefits related to certain deferred tax assets were reclassified to current tax liabilities due to changes in expected settlement periods. Because these deferred tax assets were fully offset by a valuation allowance, the reclassification had no impact on the Company's tax rate, but resulted in a reclassification within the consolidated balance sheet. As of December 31, 2024, all unrecognized tax benefits related to deferred tax assets were fully offset by a valuation allowance, resulting in no impact to income tax expense or the effective tax rate upon recognition.

The Company recognizes interest and penalties related to unrecognized tax benefits in other expense. For the years ended December 31, 2025 and 2024, interest and penalties were not material.

The Company files U.S. federal, U.S. state and foreign tax returns. The Company generally is no longer subject to tax examinations for years prior to 2020. However, if loss carryforwards of tax years prior to 2017 are utilized in the U.S., these tax years may become subject to investigation by the tax authorities.

The following table summarizes the Company's income taxes paid, net of refunds (in thousands):

| | Year Ended December 31, | |
	2025	2024
Income tax payments (refunds), net		
Federal	$ —	$ —
State		
California	(2,948)	3,523
Other states	67	39
Foreign		
Germany	932	—
United Kingdom	—	590
Other	40	29
Taxes payments (refunds), net	$ (1,909)	$ 4,181

Note 8. Stockholders' Equity

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock, 40,000 of which have been designated as Series A Participating Preferred Stock, par value $0.001 per share, and 5,000,000 of which have been designated as Series B Non-Voting Convertible Preferred Stock, par value $0.001 per share (the "Series B Preferred Stock"). No shares of the Company's Series A Participating Preferred Stock were outstanding as of December 31, 2025 and 2024. At both December 31, 2025 and 2024, 5,000,000 shares of the Series B Preferred Stock were outstanding.

The Board of Directors may from time to time, without further action by the Company's stockholders, direct the issuance of shares of preferred stock in other series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of the Company's common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of the Company's common stock. Upon the affirmative vote of the Board, without stockholder approval, the Company may issue shares of preferred stock with voting and conversion rights, which could adversely affect the holders of shares of its common stock.

Series B Preferred Stock and Private Placement

On December 20, 2017, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with each of 21 April Fund, Ltd. and 21 April Fund, LP (collectively, the "Purchasers"), pursuant to which the Company, in a private placement, agreed to issue and sell to the Purchasers an aggregate of up to 5,000,000 shares of the Series B Preferred Stock, $0.001 par value per share. The Purchasers agreed to purchase an aggregate of 3,000,000 Series B Preferred Stock at a price of $4.00 per share in cash at the initial closing of the transaction, and at the sole option of the Company, an additional 2,000,000 Series B Preferred Stock at a price of $4.00 per share in cash at a second closing, if any (the "Private Placement"). The total purchase price payable to the Company was $20,000,000, of which $12,000,000 was paid at the initial closing. On May 30, 2018, the Company issued 2,000,000 Series B Preferred Stock at a price of $4.00 per share in the second closing of the Private Placement. Gross proceeds to the Company from the second closing were approximately $8.0 million, before deducting fees and certain expenses payable by the Company. The proceeds from the issuance of the Series B Preferred Stock were required to be used to pay off existing debt obligations of the Company and to fund future acquisitions of technology, business and other assets by the Company.

Each share of Series B Preferred Stock shall be convertible into the Company's common stock (i) following the sixth (6th) anniversary of the initial closing of the Private Placement or (ii) if earlier, during the thirty (30) day period following the last trading day of any period of three (3) or more consecutive trading days that the closing market price of the Company's common stock exceeds $10.00. Each share of Series B Preferred Stock is convertible at the option of the holder into such number of shares of the Company's common stock determined by taking the accreted value of such share of Series B Preferred Stock (purchase price plus accrued but unpaid dividends) and dividing such value by the stated value of such share of Series B Preferred Stock ($4.00 per share, subject to adjustment for dilutive issuances, stock splits, stock dividends and the like); provided, however, that the Company shall not convert any Series B Preferred Stock if doing so would cause the holder thereof, along with its affiliates, to beneficially own in excess of 19.9% of the outstanding common stock immediately after giving effect to the applicable conversion (the "Ownership Limitation"), unless waiver of this restriction has been effected by the holder requesting conversion of Series B Preferred Stock.

Based on the current conversion price, the outstanding shares, including the accretion of dividends, of Series B Preferred Stock as of December 31, 2025 would be convertible into 7,074,030 shares of the Company's common stock. However, the conversion rate will be subject to adjustment in certain instances, such as if the Company issues shares of its common stock at a price less than $4.00 per common share, subject to a minimum conversion price of $3.27 per share. As of December 31, 2025, none of the contingent conditions to adjust the conversion rate had been met.

Each share of Series B Preferred Stock is entitled to a cumulative annual dividend of 5% for the first six (6) years following the issuance of such share and 3% for each year thereafter, with the Company retaining the option to settle each year's dividend after the tenth (10th) year in cash. The dividends accrue and are payable in kind upon such time as the shares convert into the Company's common stock. In general, the shares are not entitled to vote except in certain limited cases, including in change of control transactions where the expected price per share distributable to the Company's stockholders is expected to be less than $4.00 per share. The Certificate of Designation with respect to the Series B Preferred Stock further provides that in the event of, among other things, any change of control, liquidation or dissolution of the Company, the holders of the Series B Preferred Stock will be entitled to receive, on a pari passu basis with the holders of the common stock, the same amount and form of consideration that the holders of the Company's common stock receive (on an as-if-converted-to-common-stock basis and without regard to the Ownership Limitation applicable to the Series B Preferred Stock).

Series B Preferred Stock Dividend Accretion

The following table summarizes Series B Preferred Stock and the accretion of dividend activity for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,	
	2025	2024
Series B Preferred Stock:		
Balance at beginning of period	$ 27,472	$ 26,589
Cumulative dividends on Series B Preferred Stock	824	883
Balance at end of period	$ 28,296	$ 27,472
Number of Common Shares Issuable Upon Conversion:		
Number of shares at beginning of period	6,868	6,647
Cumulative dividends on Series B Preferred Stock	206	221
Number of shares at end of period	7,074	6,868

Stock Repurchases

On November 7, 2024, the Company announced that its board of directors authorized a stock repurchase program (the "Stock Repurchase Program"), pursuant to which the Company may purchase up to $10,000,000 of its common stock. Under the Stock Repurchase Program, effective November 15, 2024, the Company may repurchase shares of common stock on a discretionary basis from time to time through open market repurchases, privately negotiated transactions, or other means. The timing and amount of shares repurchased depends on a number of factors, including stock price, trading volume, general market and business conditions, liquidity and capital needs, and other factors. The Stock Repurchase Program does not obligate the Company to repurchase any specific dollar amount or acquire any specific number of shares of common stock. The Stock Repurchase Program has no expiration date and may be suspended or discontinued at any time without notice.

During the year ended December 31, 2025, there were no repurchases of shares of common stock under the Stock Repurchase Program. During the year ended December 31, 2024, the Company repurchased 463,779 shares of common stock under the Stock Repurchase Program for total consideration of approximately $1.9 million.

During the years ended December 31, 2025 and 2024, the Company repurchased 128,526 and 423,679 shares of our common stock surrendered to the Company to satisfy tax withholding obligations in connection with the vesting of restricted stock units ("RSUs") issued to employees.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance as of December 31, 2025 was as follows:

Exercise of outstanding stock options, vesting of RSUs, vesting of performance stock units ("PSUs") and issuance of RSUs vested but not released	1,262,886
Employee Stock Purchase Plan	293,888
Shares of common stock available for grant under the 2011 Plan	933,553
Shares of common stock issuable upon conversion of Series B Preferred Stock	7,541,449
Total	10,031,776

Note 9. Stock-Based Compensation

Stock Incentive Plan

The Company maintains a stock-based compensation plan, the 2011 Incentive Compensation Plan, as amended (the "2011 Plan"), to attract, motivate, retain and reward employees, directors and consultants by providing its Board or a committee of the Board the discretion to award equity incentives to these persons.

On June 6, 2011, the Company's stockholders approved the 2011 Plan, which is administered by the Compensation Committee of the Board. The 2011 Plan provides that stock options, stock units, restricted shares, and stock appreciation rights may be granted to executive officers, directors, consultants, and other key employees. In aggregate, as of December 31, 2025, 933,553 shares were available for future grant under the 2011 Plan. As of December 31, 2025, the number of shares of common stock authorized for issuance under the 2011 Plan totaled 6,759,956 shares.

Stock Options

The following is a summary of stock option activity for the year ended December 31, 2025:

	Number Outstanding	Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance as of January 1, 2025	444,460	$ 4.36	1.43	$ —
Granted	—	—		—
Cancelled or Expired	(444,460)	4.36		—
Exercised	—	—		—
Balance as of December 31, 2025	—	$ —	—	$ —
Vested or expected to vest as of December 31, 2025	—	$ —	—	$ —
Exercisable as of December 31, 2025	$ —	$ —	—	$ —

Restricted Stock Units

The following is a summary of RSU activity for the year ended December 31, 2025:

	Number Outstanding	Weighted Average Fair Value
Unvested as of January 1, 2025	806,985	$ 6.31
Granted	561,304	3.51
Vested	(419,848)	5.83
Forfeited	(156,787)	7.91
Unvested as of December 31, 2025	791,654	$ 4.26
RSUs vested but not released	171,232	$ 4.78

The fair value of the Company's RSUs is calculated based upon the fair market value of the Company's common stock at the date of grant. As of December 31, 2025, there was $2.4 million of unrecognized compensation cost related to unvested RSUs granted, which is expected to be recognized over a weighted average period of 1.7 years. No tax benefit was realized from RSUs for the year ended December 31, 2025.

Performance Stock Units

The Company grants PSUs to certain key employees that are subject to the attainment of performance goals established by the Company's Compensation Committee, the periods during which performance is to be measured, and other limitations and conditions. Performance goals are based on pre-established objectives that specify the manner of determining the number of PSUs that will vest if performance goals are attained. If an employee terminates employment, the non-vested portion of the PSUs will not vest and all rights to the non-vested portion will terminate.

The following is a summary of PSU activity for the year ended December 31, 2025:

	Number Outstanding		Weighted Average Fair Value
Unvested as of January 1, 2025	417,500	$	4.07
Granted	20,000		3.51
Vested	(105,000)		4.07
Forfeited	(32,500)		4.07
Unvested as of December 31, 2025	300,000	$	4.03

As of December 31, 2025, there was $0.4 million of unrecognized compensation expense related to unvested PSUs, which is expected to be recognized or forfeited in the third quarter of 2026. No tax benefit was realized from PSUs for the year ended December 31, 2025.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense related to stock options, RSUs, and PSUs included in the consolidated statements of comprehensive income (loss) (in thousands):

	Year Ended December 31,			
	2025		2024	
Cost of revenue	$	21	$	22
Research and development		129		201
Selling and marketing		317		848
General and administrative		2,735		2,405
Stock-based compensation expense - continuing operations		3,202		3,476
Stock-based compensation expense - discontinued operations		—		5,254
Total	$	3,202	$	8,730

Restricted Stock Unit Net Share Settlements

During the years ended December 31, 2025 and 2024, the Company repurchased 128,526 and 423,679 shares, respectively, of common stock surrendered to the Company to satisfy tax withholding obligations in connection with the vesting of RSUs issued to employees.

Note 10. Net Income (Loss) per Common Share

Basic net income (loss) per common share is computed by dividing net income (loss) available to common stockholders during the period by the weighted average number of common shares outstanding during that period. Diluted net income (loss) per common share is impacted by equity instruments considered to be potential common shares, if dilutive, computed using the treasury stock or the if-converted method of accounting.

The calculations for basic and diluted net income (loss) per common share are as follows:

| | Year Ended December 31, | |
	2025	2024
Net loss from continuing operations	$ (18,003)	$ (25,911)
Net income from discontinued operations, net of tax	—	100,731
Net income (loss)	(18,003)	74,820
Less: accretion of Series B Preferred Stock dividends	(824)	(883)
Net income (loss) available to common stockholders	$ (18,827)	$ 73,937
Weighted average common shares outstanding - basic and diluted	23,782	23,581
Basic and diluted net income (loss) per common share:		
Continuing operations	$ (0.79)	$ (1.14)
Discontinued operations, net of tax	$ —	$ 4.27
Net income (loss) per common share	$ (0.79)	$ 3.14

The following common stock equivalents have been excluded from diluted net income (loss) per share for the fiscal years presented below because their inclusion would have been anti-dilutive (in thousands):

| | December 31, | |
	2025	2024
Shares of common stock subject to outstanding RSUs	792	807
Shares of common stock subject to outstanding PSUs	300	418
Shares of common stock subject to outstanding stock options	—	444
Shares of common stock issuable upon conversion of Series B Preferred Stock	7,074	6,868
Total	8,166	8,537

Note 11. Segment Reporting

Segment Reporting

Historically, the Company organized its operations into two reportable business segments: Identity and Premises. The Identity segment included products and solutions that enabled secure access to information serving the logical access and cyber-security market, and protected connected objects and information using RFID embedded security. The Premises segment included the Company's solutions to address the premises security market for government and enterprise, including access control, video surveillance, analytics, audio, access readers and identities.

As disclosed in Note 1, *Description of Business* and Note 3, *Discontinued Operations*, in 2024, the Company completed the sale of its Physical Security Business, which historically represented primarily the Company's Premises segment. As a result, the Company has one reportable segment: the IoT Business segment.

The chief operating decision maker assesses performance for the segment and decides how to allocate resources based on consolidated income (loss) from continuing operations that also is reported on the consolidated statements of comprehensive income (loss). The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets. Income (loss) from continuing operations is used to monitor budget versus actual results. Monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management's compensation. The Company derives revenue primarily in the Americas, Europe and the Middle East, and Asia-Pacific regions and manages the business activities on a consolidated basis. The Company's chief operating decision maker is the chief executive officer ("CODM").

Geographic Information

Geographic net revenue is based on the customer's ship-to location. Information regarding net revenue by geographic region for the years ended December 31, 2025 and 2024 is as follows (in thousands):

| | **Year Ended December 31,** | | | |
	2025		**2024**	
Americas	$	10,042	$	12,022
Europe and the Middle East		7,178		7,591
Asia-Pacific		4,264		7,015
Total	$	21,484	$	26,628
As percentage of net revenue:				
Americas		47%		45%
Europe and the Middle East		33%		29%
Asia-Pacific		20%		26%
Total		100%		100%

Long-lived assets by geographic location as of December 31, 2025 and 2024 are as follows (in thousands):

| | **December 31,** | | | |
	2025		**2024**	
Property and equipment, net:				
Americas	$	200	$	68
Europe and the Middle East		680		475
Asia-Pacific		6,436		7,151
Total property and equipment, net	$	7,316	$	7,694
Operating lease ROU assets:				
Americas	$	—	$	—
Europe and the Middle East		282		335
Asia-Pacific		559		1,665
Total operating lease ROU assets	$	841	$	2,000

Significant Segment Expenses

As the Company's CODM manages operations on a consolidated basis, consolidated income (loss) from continuing operations as reported in the Company's consolidated statements of comprehensive income (loss) is the U.S. GAAP measure that is used to make operating decisions and evaluate operating performance. The significant expense categories which are used to manage operations are those reflected in the Company's consolidated statements of comprehensive income (loss).

Note 12. Restructuring and Severance

During the year ended December 31, 2025, restructuring and severance expenses consisted primarily of severance related costs of $626,000 and impairments of operating lease ROU assets of $800,000 associated with shutdown related activities and vacated production space at the Company's Singapore manufacturing facility. During the year ended December 31, 2024, restructuring expenses consisted of severance related costs of $540,000. As of December 31, 2025, there was no accrual for restructuring activities, while as of December 31, 2024, the Company had a restructuring accrual of $293,000 related to severance.

Note 13. Leases

The Company's leases consist primarily of operating leases for administrative office space, research and development facilities, a manufacturing facility, and sales offices in various countries around the world. The Company determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which are accounted for as a single lease component. Total rent expense included in continuing operations was $0.8 million and $0.9 million for the years ended December 31, 2025 and 2024, respectively. Total rent expense included in discontinued operations was $0.9 million for the year ended December 31, 2024.

Initial lease terms are determined at commencement and may include options to extend or terminate the lease when it is reasonably certain the Company will exercise the option. Remaining lease terms range from one to three years, some of which include options to extend for up to five years. Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheets. As the Company's leases do not provide an implicit rate, the present value of future lease payments is determined using the Company's incremental borrowing rate based on information available at the lease commencement date.

The table below reconciles the undiscounted cash flows for the first five years and the total of the remaining years to the operating lease liabilities recorded on the consolidated balance sheets as of December 31, 2025 (in thousands):

	December 31, 2025
2026	$ 440
2027	419
2028	68
Total minimum lease payments	927
Less: amount of lease payments representing interest	(71)
Present value of future minimum lease payments	856
Less: current liabilities under operating leases	(331)
Long-term operating lease liabilities	$ 525

As of December 31, 2025, the weighted average remaining lease term for the Company's operating leases was 2.1 years, and the weighted average discount rate used to determine the present value of the Company's operating leases was 7.7%.

Cash paid for amounts included in the measurement of operating lease liabilities was $1.5 million, which included $0.4 million of payments made at the surrender of the Singapore leases to satisfy the remainder of the operating lease liabilities, and $1.7 million for the years ended December 31, 2025 and 2024, respectively.

Note 14. Legal Proceedings

The Company may from time to time become subject to claims arising in the ordinary course of business or could be named a defendant in additional lawsuits. The outcome of such claims or other proceedings cannot be predicted with certainty and may have a material effect on the Company's financial condition, results of operations or cash flows. The Company is not a party to any material legal proceedings as of December 31, 2025.

Note 15. Commitments and Contingencies

The following table summarizes the Company's principal contractual commitments, excluding operating leases, as of December 31, 2025 (in thousands):

	Purchase Commitments	Other Contractual Commitments	Total
2026	$ 9,735	$ 21	$ 9,756
2027	17	—	17
Total	$ 9,752	$ 21	$ 9,773

Purchase commitments for inventories are highly dependent upon forecasts of customer demand. Due to the uncertainty in demand from its customers, the Company may have to change, reschedule, or cancel purchases or purchase orders from its suppliers. These changes may lead to vendor cancellation charges on these purchases or contractual commitments.

The following table summarizes the Company's warranty accrual activity during the years ended December 31, 2025 and 2024 (in thousands):

| | Year Ended December 31, | | | |
	2025		2024	
Balance at beginning of period	$	214	$	217
Accruals for warranties charged to expense		53		12
Cost of warranty claims		(17)		(15)
Balance at end of period	$	250	$	214

The Company provides warranties on certain product sales for 12 months, and allowances for estimated warranty costs are recorded during the period of sale. The determination of such allowances requires the Company to make estimates of product return rates and expected costs to repair or to replace the products under warranty. The Company currently establishes warranty reserves based on historical warranty costs for each product line combined with liability estimates based on the prior 12 months' sales activities. If actual return rates and/or repair and replacement costs differ significantly from the Company's estimates, adjustments to recognize additional cost of sales may be required in future periods. Historically the warranty accrual and the expense amounts have been immaterial.

ITEM 9.   *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A.   *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

As of the end of the fiscal year ended December 31, 2025, as required in Rule 13a-15(b) under the Exchange Act, we carried out an evaluation under the supervision and with the participation of members of our senior management, including our CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Disclosure controls and procedures are those controls and other procedures that are designed to provide reasonable assurance that the information required to be disclosed in our SEC reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Based on our evaluation, our management, including our CEO and CFO, concluded that as of December 31, 2025, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and or directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the interim or annual consolidated financial statements.

A control system, no matter how well designed and operated, can only provide reasonable assurance that the objectives of the control system are met. Because there are inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or will be detected.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our management, including our CEO and CFO, assessed our internal control over financial reporting as of December 31, 2025. In making the assessment of internal control over financial reporting, our management based its assessment on the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control — Integrated Framework of 2013." Our management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. This assessment is supported by testing and monitoring performed by our internal accounting and finance organization.

Based on management's assessment, management has concluded that the Company's internal controls over financial reporting was effective as of December 31, 2025.

Changes in Internal Controls over Financial Reporting

We have made no changes to our internal control over financial reporting during the three months ended December 31, 2025 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements

During the Company's fiscal quarter ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS.*

Not applicable.

PART III

ITEM 10.   *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by Item 10 concerning our directors will be set forth under the captions "Election of Directors" and "Policy for Director Recommendations and Nominations" in our Proxy Statement relating to our 2026 Annual Meeting of Stockholders, referred to in this Annual Report on Form 10-K as the "Proxy Statement," which we expect to file within 120 days of the end of our fiscal year pursuant to General Instruction G(3) of Form 10-K. Such information is incorporated herein by reference. Certain information required by this item concerning executive officers is set forth in Part I of this Annual Report under the caption "Information About Our Executive Officers" and is incorporated herein by reference. Item 405 of Regulation S-K calls for disclosure of any known late filing or failure of an insider to file a report required by Section 16(a) of the Exchange Act. To the extent disclosure of a delinquent reports is being made, it can be found under, and is incorporated herein by reference to the section of the Proxy Statement captioned "Delinquent Section 16(a) Reports." The information required by this item concerning our code of ethics is incorporated by reference to the section captioned "Code of Conduct and Ethics" in our Proxy Statement. To date, there have been no waivers under our Code of Conduct and Ethics. We intend to disclose future amendments to certain provisions of our Code of Conduct and Ethics or waivers of such code granted to executive officers and directors on our website at *www.identiv.com* within four business days following the date of such amendment or waiver. The information required by this item concerning the audit committee of our board of directors is incorporated by reference to the section captioned "Committees of the Board of Directors" in our Proxy Statement.

We have adopted an insider trading policy governing the purchase, sale, and/or other disposition of the Company's securities by our directors, officers, employees, and other covered persons that we believe is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and applicable Nasdaq listing standards. A copy of our insider trading policy is included as Exhibit 19.1 to this Annual Report on Form 10-K.

ITEM 11.   *EXECUTIVE COMPENSATION*

The information required by Item 11 will be contained in our Proxy Statement under the captions "Compensation of Directors" and "Executive Compensation", which information is incorporated herein by reference.

ITEM 12.   *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by Item 12 will be set forth under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our Proxy Statement, which information is incorporated herein by reference.

ITEM 13.   *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by Item 13 will be set forth under the captions "Certain Relationships and Related Transactions" and "Director Independence" in our Proxy Statement, which information is incorporated herein by reference.

ITEM 14.   *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by Item 14 will be set forth under the captions "Principal Accountant Fees and Services" and "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Our Independent Registered Public Accounting Firm" in our Proxy Statement, which information is incorporated herein by reference.

PART IV

ITEM 15.   *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as a part of this report:

1. *Financial Statements: Consolidated Financial Statements filed as part of this report are listed under Item 8. Financial Statements and Supplementary Data.*

2. *Financial Statement Schedules: Not Applicable.*

3. *Exhibits: See Item 15(b) below.*

(b) Exhibits:

Exhibit Number	Description of Document
2.1#	Stock and Asset Purchase Agreement dated April 2, 2024 between Identiv, Inc. and Hawk Acquisition, Inc. (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on April 3, 2024).
2.2	Amendment No. 1 to Stock and Asset Purchase Agreement dated September 6, 2024 between Identiv, Inc. and Hawk Acquisition, Inc. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2024).
3.1	Restated Certificate of Incorporation of Identiv, Inc. (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 13, 2025).
3.2	Amended and Restated Bylaws of Identiv, Inc., as amended June 10, 2025 (Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2025).
4.1	Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.)
4.2	Description of Securities Registered Pursuant to Section 12 of the Securities and Exchange Act of 1934. (Incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019.)
10.1*	Form of Director and Officer Indemnification Agreement. (Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015).
10.2*	2011 Incentive Compensation Plan, as amended through March 4, 2024 (Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed on July 18, 2024).
10.3*	2011 Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 7, 2011.)
10.4*	Offer Letter dated March 14, 2024 between Identiv, Inc. and Kirsten F. Newquist (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 3, 2024.)
10.5*	Offer Letter dated October 25, 2021 between the Company and Justin Scarpulla. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on December 1, 2021.)
10.6*	Amendment to Employment Letter Agreement dated April 17, 2024 between Identiv, Inc. and Justin Scarpulla (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 18, 2024.)
10.7	Stockholder Agreement dated December 21, 2017 among the Company, 21 April Fund, Ltd. and 21 April Fund, LP. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 21, 2017.)
19.1#	Insider Trading Policy (Incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K filed on March 17, 2025).
21.1^	Subsidiaries of the Registrant.
23.1^	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included on the signature page hereof.)
31.1^	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
31.2^	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
32+	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description of Document
97.1	Incentive-Based Compensation Recoupment Policy (Incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023).
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

_____

^ Filed herewith.

* Denotes management compensatory contract or arrangement.

+ Furnished herewith and not "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act of 1933 or the Exchange Act, except to the extent that the registrant specifically incorporates by reference.

Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K promulgated by the SEC. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

ITEM 16.   *FORM 10-K SUMMARY*

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Registrant
IDENTIV, INC.

By: /s/ Kirsten Newquist

Kirsten Newquist
Chief Executive Officer


March 26, 2026

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Kirsten Newquist and Edward Kirnbauer, and each of them, his or her true and lawful attorneys in fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys in fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity in Which Signed	Date
/s/ KIRSTEN NEWQUIST **Kirsten Newquist**	Chief Executive Officer and Director (Principal Executive Officer)	March 26, 2026
/s/ EDWARD KIRNBAUER **Edward Kirnbauer**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 26, 2026
/s/ JAMES E. OUSLEY **James E. Ousley**	Chairman of the Board and Director	March 26, 2026
/s/ LAURA ANGELINI **Laura Angelini**	Director	March 26, 2026
/s/ GARY KREMEN **Gary Kremen**	Director	March 26, 2026
/s/ RICHARD E. KUNTZ **Richard E. Kuntz**	Director	March 26, 2026
/s/ MIGUEL A. LOPEZ **Miguel A. Lopez**	Director	March 26, 2026

[This page intentionally left blank]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A
(Amendment No. 1)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

COMMISSION FILE NUMBER 0-29440

IDENTIV, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**77-0444317**
(State or other jurisdiction of Incorporation or organization)	**(I.R.S. Employer Identification Number)**
1900-B Carnegie Avenue, Santa Ana, California	**92705**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code:
(657) 356-8384

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.001 par value per share	INVE	The Nasdaq Stock Market LLC

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value, and associated Preferred Share Purchase Rights
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑	Smaller reporting company	☑
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

Based on the closing sale price of the Registrant's Common Stock on the Nasdaq Capital Market on June 30, 2025, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of Common Stock held by non-affiliates of the Registrant was $65,443,473.

At April 15, 2026, the Registrant had outstanding 24,002,872 shares of Common Stock, excluding 2,787,285 shares held in treasury.

Auditor Firm Id:	207	Auditor Name:	BPM LLP	Auditor Location:	San Jose, California

Identiv, Inc.
Form 10-K/A
(Amendment No. 1)
For the Fiscal Year Ended December 31, 2025

EXPLANATORY NOTE

Identiv, Inc. (the "Company," "we," "our," or "us") is filing this Amendment No. 1 on Form 10-K/A (this "Amendment") to the Company's Annual Report on Form 10-K for the year ended December 31, 2025, originally filed with the Securities and Exchange Commission (the "SEC") on March 26, 2026 (the "Original Report"). The Original Report omitted Part III, Items 10, 11, 12, 13 and 14 in reliance on General Instruction G(3) to Form 10-K, which provides that such information may be either incorporated by reference from the registrant's definitive proxy statement or included in an amendment to Form 10-K, in either case filed with the SEC not later than 120 days after the end of the fiscal year.

This Amendment is being filed solely to amend Part III, Items 10, 11, 12, 13 and 14 of the Original Report to include the information required by such Items, and to file an additional exhibit. We are also filing as exhibits to this Amendment the certifications of our principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements have been included in this Amendment and this Amendment does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of the certifications have been omitted, and we are not including certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update or restate the information in the Original Report or reflect any events that have occurred after the Original Report was filed. Information not affected by this Amendment remains unchanged and reflects the disclosures made at the time as of which the Original Report was made. This Amendment should be read together with the Original Report and the Company's other filings with the SEC.

Identiv, Inc.
Form 10-K/A
(Amendment No. 1)
For the Fiscal Year Ended December 31, 2025

TABLE OF CONTENTS

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Directors

The following provides the names, ages (as of April 15, 2026) and description of the backgrounds of our directors.

Name	Age	Chair of the Board	Audit Committee	Compensation Committee	Nominating Committee
Laura Angelini	62		X	X	X
Gary Kremen	62				
Richard E. Kuntz, M.D.	69				X
Miguel A. Lopez	66		X	X	
Kirsten F. Newquist	59				
James E. Ousley	80	X	X	X	X

Laura Angelini has served as a director of the Company since October 2022. Ms. Angelini served as General Manager of the Renal Care Global Business Unit at Baxter International Inc. (NYSE: BAX), a healthcare company, from October 2016 to July 2021. Prior to that, Ms. Angelini served in various roles at Johnson & Johnson (NYSE: JNJ), a healthcare company, from July 1991 to September 2016, including as President of North America and Global Franchise Development of Vision Care from 2013 to 2016, Vice-President of Global Strategic Marketing of Ethicon from 2012 to 2013, and Vice President of Medical Devices & Diagnostics of Eastern Europe from 2010 to 2011. Over the course of her career, Ms. Angelini scaled businesses across global functions, led strategy design for profitability and market-leading performance, and created innovation strategies for digital transformation in healthcare and medical devices. Ms. Angelini currently serves as a member of the board of directors of Knowles Corporation (NYSE: KN), a global provider of specialty electronic components, Technimark LLC, a manufacturer of injection-molded packaging and components, DCC plc, a sales, marketing and support services group, and as a member of the board of trustees of Jacksonville University. Ms. Angelini received a bachelor's degree from University La Sapienza, Rome Italy. Ms. Angelini brings to the Board of Directors substantial knowledge and experience in the healthcare industry, an important vertical for the Company's growth strategy, scaling growth businesses, and driving commercialization of innovative technology solutions. Ms. Angelini's experience in managing global operations for large, multinational healthcare companies and integrating leading-edge technology into their operational processes makes her a valuable addition to our Board of Directors.

Gary Kremen has served as a director of the Company since February 2014. Mr. Kremen is an entrepreneur and has been an investor in over 100 private technology companies, private equity funds and venture capital funds. Companies he has founded or co-founded include Match.com (now Match Group), one of the world's largest dating websites, Clean Power Finance (now Spruce Finance), a leading white-label residential solar finance company as well as Pace Avenue, a customer acquisition firm marketing renewable energy and energy efficiency solutions to low and moderate income households. Mr. Kremen is credited as the primary inventor on a 1995-filed patent for dynamic web pages as well as four other issued patents. Mr. Kremen serves as a board member and/or principal or managing partner to several private companies, including CapGain Solutions, a provider of financial services, and Voter.vote, a political outreach software company. Previously, Mr. Kremen served on the board of directors of Water Assurance Partners, LLC, a provider of agriculture water services, as well as several non-profit entities, including the Santa Clara Valley Water District, San Luis & Delta-Mendota Water Authority, San Francisquito Creek Joint Powers Authority, Delta Conveyance Finance Authority, and the University of California Merced Foundation. He holds two B.S. degrees: one in Electrical Engineering and the other in Computer Science, both from Northwestern University, as well as an M.B.A. from the Stanford University Graduate School of Business. Mr. Kremen brings to the Board of Directors his significant experience as a technology entrepreneur and strong expertise in corporate finance. His expertise with emerging technology companies, his knowledge of corporate finance and public markets, and his experience as a technology investor and connections to the investment community make him a valuable addition to our Board of Directors.

Richard E. Kuntz, M.D. has served as a director of the Company since October 2022. Dr. Kuntz has served as Senior Vice President, Chief Medical and Scientific Officer of Medtronic plc, a medical device company, from January 2015 to May 2022, and of Medtronic, Inc. from August 2009 to December 2014. Prior to that, he was Senior Vice President and President of Medtronic Neuromodulation from October 2005 to August 2009. Prior to his 17 years at Medtronic, Dr. Kuntz was the Founder and Chief Scientific Officer of the Harvard Clinical Research Institute and he also served as Associate Professor of Medicine at Harvard Medical School, Chief of the Division of Clinical Biometrics, and an interventional cardiologist in the division of cardiovascular diseases at the Brigham and Women's Hospital in Boston. Dr. Kuntz also currently serves as a member of the board of directors of ZimVie Inc. (Nasdaq: ZIMV), a medical technology company since March 2022, Bactiguard Holding AB, a Swedish medical technology company, since October 2022, and DiaMedica Therapeutics, Inc. (Nasdaq: DMAC), a biopharmaceutical company, since May 2023. In addition, Dr. Kuntz currently serves as a member of the board of directors for private companies including Rockley Photonics

Holdings Ltd, a digital health monitoring systems company, since August 2022, Cognito Therapeutics Inc., a medical technology manufacturing company, since October 2022, and Endospan Ltd., a medical technology company, since January 2024. Dr. Kuntz graduated from Miami University and received his medical degree from Case Western Reserve University School of Medicine. Dr. Kuntz received his M.S. in biostatistics from the Harvard T.H. Chan School of Public Health. Dr. Kuntz brings to the Board of Directors substantial knowledge and expertise in the healthcare industry, an important vertical for the Company's growth strategy, and developing technology solutions for medical devices. Dr. Kuntz's experience as an executive officer in a large multinational medical device company, his knowledge of and insights into the healthcare industry and its customers, his experience as a director on public company boards and his experience as a practicing physician make him a valuable addition to our Board of Directors.

Miguel ("Mick") A. Lopez has served as a director of the Company since April 2025. Mr. Lopez currently serves on the board of directors of GoPro, Inc. (Nasdaq: GPRO), a consumer electronics and camera technology company. He served on the board of directors of Zeekr Group (NYSE: ZK), a global electric vehicle company, until December 2025. From June 2020 to November 2024, he served as Chief Financial Officer at Ribbon Communications (Nasdaq: RBBN), a provider of communications software and network solutions. Prior to that, Mr. Lopez served as Chief Financial Officer at Vista Outdoor Inc. (NYSE: VSTO), a designer and manufacturer of outdoor sports and recreation products, from April 2018 to May 2020, Veritas Technologies LLC, an enterprise data management software company, from February 2016 to July 2017, and Harris Corporation (currently L3 Harris Technologies, Inc. (NYSE: LHX)), a defense and communications technology company, from February 2014 to January 2016, and Aricent Group, a global engineering services company, from November 2011 to January 2014. Mr. Lopez has also held senior financial leadership roles at Cisco Systems, Inc. (Nasdaq: CSCO), a global networking and IT company, Tyco Fire & Security, a security and fire protection company, and International Business Machines Corporation (IBM) (NYSE: IBM), a multinational technology and consulting company. Mr. Lopez received his MBA from The University of Chicago and his BSBA from Georgetown University. He is a Certified Public Accountant (retired) in the State of Florida. Mr. Lopez brings to the Board of Directors his decades of strategic and financial expertise, his extensive experience in mergers and acquisitions, and his strong background in corporate governance. Mr. Lopez's financial expertise and experience balancing growth, profitability, and capital decisions while navigating complex regulatory, risk, and macroeconomic challenges make him a valuable addition to our Board of Directors.

Kirsten F. Newquist has served as the Company's Chief Executive Officer and as a director of the Company since September 2024. Prior to that, from April 2024 to September 2024, she served as the Company's President, IoT Solutions. Prior to joining the Company, she held increasingly senior roles at Avery Dennison Corporation (NYSE: AVY), a global materials science and digital identification solutions company, including as Global Vice President, Global Healthcare and Product Line Management at Avery Dennison Smartrac from October 2022 to September 2023, Global Vice President/General Manager at Avery Dennison Medical from June 2016 to October 2022, Vice President, Global Business Development at Avery Dennison Medical from June 2011 to June 2016, and Director of New Growth Platforms at Avery Dennison Corporation from May 2007 to June 2011. Prior to Avery Dennison, Ms. Newquist served as a Director at Copia Associates LLC, a private investment firm, from March 2005 to May 2007. From August 2001 to January 2005, Ms. Newquist served as Vice President, Corporate Development at Ancora Management Group, a mail services company that was acquired by Pitney Bowes Inc. (NYSE: PBI), a global shipping and mailing company, in November 2004. She also served as Director of Project Management at Iwerks Entertainment, a designer and manufacturer of software-based entertainment attractions, from January 1990 to August 1996. Ms. Newquist holds a B.S. in Mechanical Engineering from Stanford University and an M.B.A. from the Anderson School at University of California, Los Angeles. Ms. Newquist brings to the Board of Directors her insights into our business and her experience as our Chief Executive Officer and her many years of experience in corporate strategy, general management, and business development for Fortune 500 companies. Ms. Newquist's significant experience in executive management, strategic planning, product marketing, new product development, project management, and global sales and marketing makes her a valuable addition to our Board of Directors.

James ("Jim") E. Ousley has served as the Chair of the Board since September 2015 and as a director of the Company since July 2014. Mr. Ousley has more than 40 years of experience leading global technology and telecommunications organizations. From February 2025 to March 2026, he served as Chief Executive Officer and President of Vitech, Inc., an insurance industry software, services and SaaS provider. He also served as Senior Operating Managing Partner at CVC Growth Capital, a private equity and investment advisory firm, from July 2014 to June 2025. Previously, Mr. Ousley served as the Chief Executive Officer at Savvis, Inc., a provider of information technology services, from March 2010 to April 2013. Savvis was acquired by Lumen Technologies (formerly CenturyLink), where he served as Chief Executive Officer of Savvis and President of Enterprise Markets Group, which is now CenturyLink Technology Solutions, a global leader in cloud and managed solutions. Prior to Savvis, Mr. Ousley served as President and Chief Executive Officer of Vytek Wireless, Inc., a provider of wireless and mobile computing solutions, which was acquired by CalAmp, Inc., President and Chairman of Syntegra (USA), a division of BT Group plc (formerly British Telecommunications plc), a telecommunications holding company, and President and Chief Executive Officer of Control Data Systems, a technology company which was acquired by BT Group plc. Mr. Ousley has also held various executive management positions with Control Data Corporation, a mainframe and supercomputer firm. Mr. Ousley currently serves on the board of directors of Global Cloud Xchange, Inc. (GCX), a provider of network services, and Health First Foundation - Northern Arizona, a healthcare fundraising foundation, and previously served on the board of directors of Vitech, Inc., Chayora Limited, Omada, Inc., Skybox Security, Inc., Integra, Inc.,

Datalink, Inc., Savvis, Inc., ActivIdentity Corporation, Control Data Systems, Inc., Pacnet, Inc., Peak10, Bell Microproducts Inc., and other technology and network companies. Mr. Ousley brings to the Board of Directors his many years of experience as an executive officer of global technology companies. Mr. Ousley's significant knowledge of publicly listed global technology and telecommunications organizations and their customers, as well as his knowledge of cloud-based technology solutions and their commercialization, and extensive experience in corporate finance, private equity, mergers, acquisitions and value creation of technology growth companies, make him a valuable addition to our Board of Directors.

DIRECTOR MATRIX						
	Angelini	Kremen	Kuntz	Lopez	Newquist	Ousley
Skills and Expertise						
Strategy and Strategic Planning	●	●	●	●	●	●
Corporate Finance		●		●		●
Financial Expertise and Acumen	●	●		●	●	●
Operational Efficiency and Cost Discipline	●		●	●	●	●
R&D and Innovation	●	●	●		●	●
Sales and Marketing	●	●			●	●
M&A	●		●	●	●	●
Regulatory and Compliance	●	●	●	●		●
Risk Management	●	●	●	●		●
Experience						
Public Company Board Experience	●	●	●	●		●
Public Company Leadership Experience	●	●	●	●	●	●
Technology / RFID		●	●	●	●	●
Healthcare / Medical Devices	●		●		●	
International Operations	●		●	●	●	●

Executive Officers

The following provides information regarding our Executive Officers, their ages (as of April 15, 2026) and a description of their backgrounds.

Kirsten F. Newquist, Chief Executive Officer and Director. Information regarding Ms. Newquist is provided under the section entitled "*Directors*" above.

Edward Kirnbauer, age 61, has served as our CFO and Secretary since August 2025 and Global Corporate Controller since November 2015. Prior to that, Mr. Kirnbauer served as Acting CFO and Acting Secretary from July 2025 to August 2025. From October 2021 to December 2021, Mr. Kirnbauer also served as our interim Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer. Previously, from April 2011 to November 2015, Mr. Kirnbauer served as a financial consultant for various companies, including Ducommun Incorporated (NYSE: DCO), an aerospace and defense company, and Multi-Fineline Electronix, Inc. (Nasdaq: MFLX), a technology and electronics manufacturing company. Prior to that, Mr. Kirnbauer served as Vice President of Finance & Administration and Corporate Controller at various companies, including as Corporate Controller for Procom Technology, Inc., a developer of network attached storage appliances, from 2001 to 2006. Mr. Kirnbauer is a Certified Public Accountant and started his career at KPMG LLP. Mr. Kirnbauer holds an M.B.A. from DePaul University's Charles H. Kellstadt Graduate School of Business, and a B.S. in Accounting from Illinois State University.

Code of Conduct and Ethics

The Board of Directors has adopted a Code of Conduct and Ethics for all of our employees, including our Chief Executive Officer, Chief Financial Officer, any other principal accounting officers and for the members of our Board of Directors. Our Code of Conduct and Ethics is posted on the Corporate Governance page within the Investor Relations section of our website, at www.identiv.com. The Board of Directors may amend the Code of Conduct and Ethics at any time and has the sole authority to approve any waiver of the Code of Conduct and Ethics relating to the activities of any of our senior financial officers, other executive officers and directors. We intend to disclose future amendments to certain provisions of our Code of Conduct and Ethics or waivers of such Code granted to executive officers and directors on our website at www.identiv.com within four business days following the date of such amendment or waiver.

Insider Trading Policy

The Company's insider trading policy applicable to all directors and employees prohibits insider trading when the person is aware of material nonpublic information and restricts directors and executive officers and certain other employees determined to have potential access to insider information from trading in Company stock during predetermined closed periods. In addition, executive officers and directors are required to pre-clear any trades.

Audit Committee Information

The Audit Committee of our Board of Directors assists our Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our financial reporting processes, system of internal control, our process for monitoring compliance with laws and regulations, our audit process and standards of business conduct. Currently, the Audit Committee consists of Ms. Angelini, Mr. Lopez and Mr. Ousley, with Mr. Lopez serving as Chair. The Audit Committee held four meetings during 2025.

Our Board of Directors has determined that each member of the Audit Committee is an "independent director" within the rules of Nasdaq and the requirements set forth in Rule 10A-3(b)(1) of the Exchange Act. Our Board of Directors has further determined that each of Mr. Lopez and Mr. Ousley is an "audit committee financial expert" as defined by Item 407(d)(5) of Regulation S-K under the Exchange Act.

In discharging its duties, our Audit Committee, among its other duties:

- Selects the independent registered public accounting firm, reviews the independent registered public accounting firm's fee arrangements and proposed audit scope and approach, and pre-approves audit and non-audit services provided to the Company by the independent registered public accounting firm (or subsequently approving non-audit services in those circumstances where a subsequent approval is necessary and permissible);

- Reviews on a continuing basis the adequacy of the Company's system of internal controls and financial reporting process;

- Reviews the performance of the Company's independent registered public accounting firm and determines whether it is appropriate to adopt a policy of rotating independent registered public accounting firms on a regular basis;

- Oversees the independence of the Company's independent registered public accounting firm;

- Reviews with management and the Company's independent registered public accounting firm such accounting policies (and changes therein) of the Company, including any financial reporting issues which could have a material impact on the Company's financial statements, as are deemed appropriate for review by the Audit Committee prior to any interim or annual filings with the SEC or other regulatory body;

- Meets with management and the independent registered public accounting firm to review and discuss the annual consolidated financial statements and the report of the independent registered public accounting firm thereon and, to the extent the independent registered public accounting firm or management brings any such matters to the attention of the Audit Committee, to discuss significant issues encountered in the course of the audit work, if any, such as restrictions on the scope of activities or access to required information;

- Meets at least quarterly with management and the independent registered public accounting firm to review and discuss the quarterly condensed consolidated financial statements;

- Meets at least quarterly with the independent registered public accounting firm in order to ensure sufficient independence is maintained from management and to provide the opportunity for the independent registered public accounting firm to brief the members of the Audit Committee in confidence;

- Oversees management of the Company's strategic risk exposure with respect to cybersecurity risks and financial risks;

- Reviews the Company's policies relating to the avoidance of conflicts of interest and reviews past or proposed transactions between the Company, members of the Board of Directors and management as well as policies and procedures with respect to officers' expense accounts and perquisites, including the use of corporate assets; and

- Reviews all related party transactions for potential conflicts of interest.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires that our executive officers and directors, and persons who own more than 10% of our common stock, file reports of ownership and changes of ownership with the SEC. Based on our review of SEC filings and written representations from reporting persons that all reportable transactions were reported, the Company believes that during our fiscal year ended December 31, 2025, all Section 16(a) filing requirements were made on a timely basis. Separately, a Form 4 filed on behalf of Kirsten Newquist on February 26, 2025 inadvertently underreported the number of shares withheld to satisfy tax withholding obligations in connection with the vesting and settlement of performance stock units ("PSUs"). As a result, Ms. Newquist's reported beneficial ownership was understated by 8,318 shares in that Form 4 and in subsequent Forms 4 filed on March 17, 2025, April 16, 2025, July 16, 2025 and October 16, 2025. The Company filed a Form 4/A on April 17, 2026 to correct the error.

ITEM 11.   *EXECUTIVE COMPENSATION*

COMPENSATION OF DIRECTORS

For the board years beginning June 1, 2024 and ending May 31, 2025 and beginning June 1, 2025 and ending May 31, 2026 (each such period, a "board year"), our non-employee directors are eligible to receive the following compensation amounts in respect of their services as a member of our Board of Directors:

- an annual retainer per board year of $125,000, except for the Chair or Lead Independent Director, who is eligible to receive an annual retainer of $175,000; and

- an additional annual retainer per board year of $5,000 for service on each committee of the Board of Directors, and in addition the chair of the Audit Committee is eligible to receive an additional retainer of $20,000, and the chair of each of the Compensation Committee and the Nominating Committee is eligible to receive an additional retainer of $10,000 for each board year, respectively.

Each of our non-employee directors has elected to receive 50% of their annual retainer in restricted stock units ("RSUs") under the 2011 Incentive Compensation Plan (the "2011 Plan"). The remaining 50% of the retainer is paid in cash in equal quarterly installments. Additionally, we reimburse our non-employee directors for all reasonable out-of-pocket expenses incurred in the performance of their duties as directors, which primarily consist of travel expenses associated with Board of Directors or committee meetings or with committee assignments.

Directors who are our employees do not receive additional compensation for their service on the Board of Directors.

The following table sets forth summary information concerning the compensation earned by our non-employee directors for their service as directors in 2025:

Name	Fees Earned ($)	Stock Awards ($)[1][2]	Option Awards ($)	Total ($)
Laura Angelini [3]	75,625	89,606	—	165,231
Gary Kremen [4]	63,542	69,715	—	133,257
Richard E. Kuntz, M.D. [5]	72,652	86,494	—	159,146
Miguel A. Lopez [6]	55,625	48,213	—	103,838
James E. Ousley [7]	98,125	98,605	—	196,730

(1)   The amounts reported in this column represent the aggregate grant date fair value of the RSUs computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718, *Compensation-Stock Compensation* ("ASC 718"), rather than amounts paid to or realized by the named individual. The assumptions used in determining grant date fair value of these awards are set forth in Note 9 to our Consolidated Financial Statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2025. There can be no assurance that the price of our common stock when RSUs vest and settle will equal or exceed the price of our common stock on the date of the applicable RSU award.

(2) Reflects RSUs granted for service as a director and on committees. The number of RSUs awarded in lieu of 50% of the annual retainer otherwise payable in cash was calculated by dividing the average price of our common stock over the five (5) trading days preceding the start of the board year. $1/12^{th}$ of the RSUs subject to the RSU award vest monthly beginning on June 1, 2025, subject to the named executive officer's continuous service through the applicable vesting date. Shares in settlement of vested RSUs will be delivered to the director on the earlier of (a) three (3) years from the initial vesting start date of the award or (b) the director's separation of service.

(3) At December 31, 2025, Ms. Angelini held 35,006 vested but not settled RSUs, and 11,330 unvested RSUs.

(4) At December 31, 2025, Mr. Kremen held 38,582 vested but not settled RSUs, and 9,441 unvested RSUs.

(5) At December 31, 2025, Dr. Kuntz held 34,251 vested but not settled RSUs, and 10,574 unvested RSUs.

(6) At December 31, 2025, Mr. Lopez held 11,707 vested but not settled RSUs, and 11,707 unvested RSUs.

(7) At December 31, 2025, Mr. Ousley held 51,686 vested but not settled RSUs, and 14,351 unvested RSUs.

EXECUTIVE COMPENSATION

Executive Compensation

This section discusses the material elements of the Company's compensation program for the executive officers included in the Summary Compensation Table (our "Named Executive Officers") for the year ended December 31, 2025. In 2025, our Named Executive Officers and their positions with us were as follows:

Name	Position
Kirsten F. Newquist	Chief Executive Officer and Director
Edward Kirnbauer	Chief Financial Officer and Secretary
Justin Scarpulla	Former Chief Financial Officer and Secretary

Executive Summary

Our pay-for-performance philosophy links compensation to the achievement of our operational objectives, long-term performance goals and the enhancement of stockholder value.

Our Compensation Practices Benefit our Stockholders

We are focused on creating an effective compensation program that successfully aligns our key strategic objectives with the interests of our stockholders. To reinforce this, we have adopted policies and practices that guide our compensation practices as summarized below.

WHAT WE DO

- **Pay for Performance |** A significant portion of our Chief Executive Officer's compensation is at risk, linked to Company performance and stockholder interests.
- **Emphasize Long-Term Equity Compensation Arrangements |** We use equity awards to deliver long-term incentive compensation opportunities to our executive officers, including our Named Executive Officers. These equity awards vest over multi-year periods, which helps serve our long-term value creation goals and retention objective.
- **Reasonable Change-in-Control Arrangements |** The post-employment compensation arrangements for our executive officers, including our Named Executive Officers, provide for amounts and multiples that are within reasonable market norms.
- **Engage with Stockholders |** We engage in ongoing discussions with key institutional investors, including on the topic of compensation.
- **Entirely Independent Compensation Committee |** All of the members of the Compensation Committee are independent directors.
- **Clawback Policy |** We have a compensation recoupment, or clawback, policy that requires recoupment of erroneously awarded incentive-based compensation paid to our current and former executive officers in the event of an accounting restatement.

<table>
<tr><td colspan="2" align="center">**WHAT WE DO NOT DO**</td></tr>
<tr><td>✗</td><td>**Pay Tax Gross-Ups** | We do not provide "gross-ups" or tax payments in connection with any compensation element.</td></tr>
<tr><td>✗</td><td>**Pay Unearned Dividends** | We do not pay dividends or dividend equivalents on unvested equity awards.</td></tr>
<tr><td>✗</td><td>**Options/SARs Granted Below FMV** | We do not grant options or stock appreciation rights with exercise prices below the fair market value.</td></tr>
<tr><td>✗</td><td>**Reprice Stock Options** | Any repricing of options or stock appreciation rights granted under our 2011 Plan would require advance approval by our stockholders.</td></tr>
<tr><td>✗</td><td>**Executive Perquisites** | We do not provide any special perquisites or other personal benefits to our Named Executive Officers.</td></tr>
<tr><td>✗</td><td>**Guaranteed Compensation** | We do not guarantee salary increases or long-term incentive awards to our Named Executive Officers.</td></tr>
<tr><td>✗</td><td>**Executive Retirement Programs** | We do not offer our employees, including our Named Executive Officers, a pension plan or other executive retirement, or nonqualified deferred compensation plans or arrangements.</td></tr>
</table>

2025 Compensation Program Design and Results

We establish total direct compensation for our Named Executive Officers consisting of the following components:

- **Base Salary**: We provide fixed compensation based on competitive local market practices that is intended to acknowledge and reward the core competence of our executives relative to their responsibilities, skills, experience and contributions to the Company.

- **Variable Compensation**: Executives and other key employees of the Company are eligible to earn bonuses paid in cash and/or equity-based awards subject to the achievement of certain performance criteria determined by the Compensation Committee.

- **Equity Awards/Long-Term Incentive Compensation**: We grant equity awards, generally comprised of RSUs vesting over a multiple-year period, aimed at incentivizing our executive officers to build sustainable long-term value for the benefit of our stockholders.

Base Salary

We provide base salaries to our executive officers to compensate them for their services rendered during the year and to provide them with a level of competitive and stable fixed compensation. During 2025, our Chief Executive Officer's annual base salary was $400,000, effective as of August 4, 2025 our Chief Financial Officer's annual base salary was $290,000 (prior to his appointment as our Chief Financial Officer on such date, his annual base salary was $264,992), and prior to his departure our Former Chief Financial Officer's annual base salary was $345,000.

Variable Compensation

We use bonus opportunities to motivate our executive officers, including our Named Executive Officers, to achieve our short-term financial and operational objectives while making progress towards our longer-term growth and other goals. These bonuses are intended to help us to deliver a competitive total direct compensation opportunity to our executive officers. Our bonuses are generally entirely performance-based and may vary materially from year-to-year.

For 2025, our Chief Executive Officer and our Former Chief Financial Officer were each eligible to earn quarterly cash performance bonuses. During the first quarter of 2025, the Compensation Committee established weighted quarterly performance objectives for (a) revenue, (b) earnings before interest, taxes, depreciation and amortization ("EBITDA") and (c) gross margin. Bonus payouts were determined on a sliding scale ranging from 90% to 150%, provided at least 90% of the weighted objective was achieved. Our Chief Executive Officer was eligible to earn up to $75,000 each quarter and our Former Chief Financial Officer was eligible to earn up to $31,250 each quarter.

The quarterly performance objectives for our Chief Executive Officer and our Former Chief Financial Officer for 2025 were as follows:

Quarterly Performance Period	Revenue Target	YTD EBITDA Target	YTD Gross Margin Target
2025 Q1	$ 5,263,000	$ (4,251,000)	13.2%
2025 Q2	$ 5,814,000	$ (8,553,000)	14.0%
2025 Q3	$ 6,448,000	$ (12,612,000)	15.7%
2025 Q4	$ 6,751,000	$ (15,761,000)	19.8%

The Compensation Committee reviewed the Company's performance against the pre-established performance objectives shortly following each quarterly performance period for 2025. The Compensation Committee determined that the EBITDA targets were satisfied for all four quarters and the revenue target was satisfied for the first and fourth quarters. Accordingly, our Chief Executive Officer earned and was paid a cash bonus of $52,500 for the first quarter, a cash bonus of $30,000 for each of the second and third quarters, and a cash bonus of $61,575 for the fourth quarter (the bonus amount earned based on performance during the fourth quarter of 2025 was paid in the first quarter of 2026). Our Former Chief Financial Officer earned and was paid a cash bonus of $21,875 for the first quarter and a cash bonus of $12,500 for the second quarter. Mr. Scarpulla resigned from his positions as our Chief Financial Officer and Secretary, effective July 11, 2025, and was therefore not eligible to earn a performance bonus for the third and fourth quarters.

For 2025, in connection with his appointment as our Chief Financial Officer, Mr. Kirnbauer earned and was paid a guaranteed cash bonus for each of the third and fourth quarters of 2025 of $36,250 (the bonus amount earned based on performance during the fourth quarter of 2025 was paid in the first quarter of 2026). Prior to his appointment as Chief Financial Officer, Mr. Kirnbauer was not eligible to earn a cash incentive bonus.

Equity Awards/Long-Term Incentive Compensation

We use long-term incentive compensation in the form of equity awards to motivate our executive officers, including our Named Executive Officers, by providing them with the opportunity to build an equity interest in the Company and to share in the potential appreciation of the value of our common stock. During 2025, our Chief Executive Officer and our Former Chief Financial Officer were not awarded any new equity awards. During 2025, our Chief Financial Officer received two equity awards. First, on July 29, 2025, in connection with his appointment as Acting Chief Financial Officer, Mr. Kirnbauer was granted an award of 25,000 RSUs under the 2011 Plan which will vest in full on July 11, 2026, subject to his continued service through the applicable vesting date, further subject to acceleration pursuant to the Kirnbauer Employment Agreement (as defined below). Second, on August 9, 2025, in connection with his recent appointment as Chief Financial Officer, Mr. Kirnbauer was granted an award of 15,000 RSUs under the 2011 Plan which will vest in full on July 11, 2026, subject to his continued service through the applicable vesting date, further subject to acceleration pursuant to the Kirnbauer Employment Agreement (as defined below).

Retirement Plan

We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other employees. The Company may make discretionary contributions to the 401(k) plan. For 2025, we made matching contributions of 50% of the first 4.0% of an eligible employee's eligible compensation contributed under our 401(k) plan.

Welfare and Health Benefits

We provide health and welfare benefits to our executive officers, including our Named Executive Officers, on the same basis as all of our full-time employees. These benefits generally include health, dental, vision benefits, health and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, and basic life insurance coverage. We also provide vacation and other paid holidays to all employees, including our executive officers.

Perquisites and Other Personal Benefits

Consistent with our pay-for-performance compensation philosophy, we believe perquisites for executive officers should be limited in scope and value, and should only be offered when they provide necessities or conveniences that allow our executive officers to focus on and optimally perform in their role with us. We do not currently provide perquisites or other personal benefits to our executive officers.

Recoupment (or "Clawback") Policy

We maintain an Incentive-Based Compensation Recoupment Policy (the "Recoupment Policy") that provides for the recoupment of excess incentive compensation paid to executive officers, including the named executive officers, in the event of an accounting restatement due to material noncompliance with financial reporting requirements to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified by Section 10D of the Exchange Act, and Nasdaq listing rule 5608. This Recoupment Policy applies to compensation that is granted, earned, or vested based in whole or in part upon the attainment of a financial reporting measure and provides for the reimbursement or forfeiture by the executive officer of the excess portion of the compensation received by the executive officers during the three preceding fiscal years.

Equity Grant Practices and Policies

We have not granted individual employees stock options since 2016, and we do not make any grants of stock appreciation rights or similar option-like instruments. Although we do not have a formal policy with respect to the timing of our equity award grants, the Compensation Committee generally grants equity awards on a predetermined annual schedule, and we do not take material nonpublic information into account when determining the timing and terms of such awards. In addition, we do not grant equity awards in anticipation of the release of material nonpublic information and we do not time the release of material nonpublic information based on equity award grant dates or for the purpose of affecting the value of executive compensation.

Summary Compensation Table

The following table sets forth information concerning the compensation of our Named Executive Officers for the years ended December 31, 2025 and 2024:

Name and Principal Position	Year	Salary $[1]	Bonus $[2]	Stock Awards $[3]	Non-Equity Incentive Plan Compensation $[4]	All Other Compensation $[5]	Total $
Kirsten F. Newquist	2025	400,000	—	—	211,575	4,800	616,375
Chief Executive Officer and Director	2024	284,872	62,500	1,674,000	75,000	5,083	2,101,455
Edward Kirnbauer	2025	283,191	89,062	141,950	—	4,912	519,115
Chief Financial Officer and Secretary							
Justin Scarpulla[6]	2025	193,604	—	—	65,625	5,185	264,414
Former Chief Financial Officer and Secretary	2024	340,000	—	731,775	93,750	5,750	1,171,275

(1) The amounts reported in this column reflect the actual base salary payments earned by our Named Executive Officers in the applicable fiscal year. For Mr. Kirnbauer, this amount includes salary paid to him between January 1, 2025 and July 10, 2025 during which time he was our Global Corporate Controller as well as salary paid to him between July 11, 2025 and August 4, 2025 when he was our Acting Chief Executive Officer and Secretary, and salary paid to him between August 4, 2025 and December 31, 2025 when he was our Chief Financial Officer.

(2) The amount reported in this column represents a guaranteed performance bonus paid to Ms. Newquist in the second quarter of 2024. For Mr. Kirnbauer the amounts reported in this column represent a nonperformance-based bonus paid of $16,562 in the second quarter of 2025, and guaranteed cash bonuses of $36,250 paid in the third quarter of 2025 and the first quarter of 2026 based on performance during 2025.

(3) The amounts reported in this column represent the aggregate grant date fair value of the RSU or PSU award computed in accordance with FASB ASC 718, rather than amounts paid to or realized by the named individual. There can be no assurance that the price of our common stock when RSUs or PSUs vest and settle will equal or exceed the price of our common stock on the date of the applicable RSU or PSU award. The assumptions used in determining grant date fair value of these awards are set forth in Note 9 to our Consolidated Financial Statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2025.

(4) The amounts reported in this column represent quarterly performance-based bonuses earned under the Company's variable compensation plan in the applicable fiscal year. Includes the fourth quarter 2025 and 2024 performance-based bonuses paid in 2025 of $37,500 and in 2026 of $61,575.

(5) The amounts reported in this column for 2025 and 2024 represent employer matching contributions made by the Company to the Named Executive Officer's account under the Company's 401(k) Plan.

(6) Mr. Scarpulla resigned from his positions as Chief Financial Officer and Secretary, effective July 11, 2025.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to the outstanding equity awards held by our Named Executive Officers as of December 31, 2025:

Name	Date of Grant	Stock Awards		
		Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]	
Kirsten F. Newquist[2]	6/28/24	125,000	$	480,000
Edward Kirnbauer[3]	10/31/22	3,750	$	14,400
	5/1/24	18,750	$	72,000
	7/29/25	25,000	$	96,000
	8/9/25	15,000	$	57,600
Justin Scarpulla[4]	—	—	$	—

(1) The market value is based on the closing price of our common stock on December 31, 2025 which was $3.84 per share.

(2) Ms. Newquist was granted 200,000 RSUs under the 2011 Plan on June 28, 2024. 25% of these RSUs vested on April 15, 2025 and the remaining 75% of the RSUs will vest in equal quarterly installments thereafter through April 15, 2028, subject to her continued service through the applicable vesting dates, subject to acceleration pursuant to the Newquist Employment Agreement.

(3) Mr. Kirnbauer was granted awards of 15,000 RSUs and 25,000 RSUs under the 2011 Plan on August 9, 2025 and July 29, 2025, respectively. Each of these RSU awards will vest 100% on July 11, 2026, subject to acceleration pursuant to the Kirnbauer Employment Agreement. Mr. Kirnbauer was granted 30,000 RSUs and 15,000 RSUs under the 2011 Plan on May 1, 2024 and October 31, 2022, respectively. These RSUs vested 25% on June 1, 2025 and December 1, 2024, respectively, with the remaining RSUs vesting quarterly over the following three (3) years, subject to his continued service through the vesting date, subject to acceleration pursuant to the Kirnbauer Employment Agreement.

(4) Mr. Scarpulla was granted 62,500 RSUs under the 2011 Plan on June 8, 2024. These RSUs vested 50% on April 15, 2025, with the remaining RSUs vesting quarterly over the following year, subject to his continued service through the vesting date, subject to acceleration pursuant to the Scarpulla Employment Agreement. Mr. Scarpulla was granted 85,000 and 75,000 RSUs under the 2011 Plan on February 28, 2022 and October 31, 2022, respectively. These RSUs vested 25% on January 1, 2023 and December 1, 2023, respectively, with the remaining RSUs vesting quarterly over the following three (3) years, subject to his continued service through the vesting date, subject to acceleration pursuant to the Scarpulla Employment Agreement. Upon Mr. Scarpulla's resignation on July 11, 2025, his unvested RSUs were forfeited.

Employment Agreements; Termination / Change in Control Arrangements

We have entered into employment agreements with our Named Executive Officers. Below is a description of the material terms of each agreement, including severance provisions.

Employment Agreement with Kirsten F. Newquist

On April 1, 2024, we entered into an executive employment agreement with Kirsten F. Newquist (the "Newquist Employment Agreement"), pursuant to which Ms. Newquist joined the Company as President of the Company's RFID business on April 15, 2024. In connection with the Company's sale of its physical security business in 2024, and effective as of September 6, 2024, Ms. Newquist was appointed to serve as our Chief Executive Officer. Pursuant to the Newquist Employment Agreement, Ms. Newquist's annual base salary is $400,000 and she is eligible to earn a quarterly performance bonus of up to 18.75%, or $75,000, of her annual salary at the end of each fiscal quarter (up to $300,000 annually), payable in cash within sixty (60) days after the fiscal quarter in which the bonus is earned. Pursuant to the Newquist Employment Agreement, Ms. Newquist was granted an initial award of 200,000 RSUs under the 2011 Plan on June 28, 2024. The initial RSU award will vest 25% on April 15, 2025 and 75% in equal quarterly installments thereafter through April 15, 2028, subject to Ms. Newquist's continued service through the applicable vesting dates, and further subject to acceleration as described below. In addition, on July 29, 2024, Ms. Newquist was granted an award of 200,000 PSUs which was subject to vesting based on achievement of performance metrics established by the Compensation Committee, beginning August 1, 2024 through December 31, 2025, subject to her continued service through the applicable vesting dates. In 2025, 50,000 of these PSUs vested as the performance metrics were achieved. The remaining 150,000 PSUs vested in 2026 as the performance metrics were achieved in 2025.

Pursuant to the Newquist Employment Agreement, Ms. Newquist may become entitled to severance benefits if she is terminated without cause or is constructively terminated (each as defined in the Newquist Employment Agreement), either apart from or in connection with a change in control (as defined in the Newquist Employment Agreement). If Ms. Newquist is terminated without cause or she is constructively terminated, and she executes a release of claims in a form satisfactory to the Company that becomes irrevocable within sixty (60) days after her termination of employment, Ms. Newquist is entitled to receive (a) a lump sum payment equal to twelve (12) months of her then-current base salary paid in cash on the sixtieth (60th) day following her last day of employment, (b) reimbursement of COBRA premiums for the continuation of Company group health coverage until the earlier of (12) months from the month after her last day of employment and the time that she becomes eligible to receive group health coverage from a subsequent employer, and (c) accelerated vesting of her then-outstanding options, RSUs and similar equity awards subject to service-based vesting with respect to that number of shares that would have vested in the ordinary course in the first twelve (12) months after her termination, such vesting to be effective as of her last day of employment. In addition to these severance benefits, in the event that Ms. Newquist is terminated without cause or is constructively terminated during the twelve (12)-month period following the effective date of a change in control, provided that she executes a release of claims in a form satisfactory to the Company that becomes irrevocable within sixty (60) days after her termination of employment, Ms. Newquist will become entitled to receive accelerated vesting of all of her then-outstanding options, RSUs and similar equity awards subject to service-based vesting.

Employment Agreement with Edward Kirnbauer

On August 1, 2025, we entered into an executive employment agreement with Edward Kirnbauer (the "Kirnbauer Employment Agreement"), pursuant to which Mr. Kirnbauer was appointed Chief Financial Officer and Secretary effective August 4, 2025. Pursuant to the Kirnbauer Employment Agreement, Mr. Kirnbauer's annual base salary is $290,000 and he is eligible to earn a quarterly performance bonus of up to 12.5% of his annual base salary at the end of each fiscal quarter beginning with the third quarter of fiscal year 2025, payable in cash within sixty (60) days after the fiscal quarter in which the bonus is earned. Pursuant to the Kirnbauer Employment Agreement, Mr. Kirnbauer's quarterly performance bonus for the third and fourth quarters of 2025 were guaranteed at 100% payout. Mr. Kirnbauer was granted 15,000 RSUs under the 2011 Plan on August 9, 2025. The initial RSU award will vest 100% on July 11, 2026, subject to Mr. Kirnbauer's continued service through the applicable vesting date, and further subject to acceleration as described below.

Pursuant to the Kirnbauer Employment Agreement, Mr. Kirnbauer may become entitled to severance benefits if he is terminated without cause or is constructively terminated (each as defined in the Kirnbauer Employment Agreement), either apart from or in connection with a change in control (as defined in the Kirnbauer Employment Agreement). If Mr. Kirnbauer is terminated without cause or he is constructively terminated, and he executes a release of claims in a form satisfactory to the Company that becomes irrevocable within sixty (60) days after her termination of employment, Mr. Kirnbauer is entitled to receive (a) a lump sum payment equal to twelve (12) months of his then-current base salary, (b) reimbursement of COBRA premiums for the continuation of Company group health coverage until the earlier of (12) months from the month after his last day of employment and the time that he becomes eligible to receive group health coverage from a subsequent employer, and (c) accelerated vesting of his then-outstanding options, RSUs and similar equity awards.

Employment Agreement with Justin Scarpulla

On October 25, 2021, we entered into an executive employment agreement with Justin Scarpulla pursuant to which Mr. Scarpulla served as our Chief Financial Officer, Principal Accounting Officer and Principal Financial Officer. He was appointed to this role by the Board of Directors on December 6, 2021. On April 17, 2024, we entered into a letter agreement amending the executive employment agreement with Mr. Scarpulla (as amended, such agreement the "Scarpulla Employment Agreement"). Pursuant to the Scarpulla Employment Agreement, prior to his resignation, Mr. Scarpulla's annual base salary was

$345,000 and he was eligible to earn a quarterly performance bonus of up to $31,250 (up to $125,000 annually). In addition, on July 29, 2024, Mr. Scarpulla was granted an award of 62,500 PSUs, which would vest, if at all, based on the level of achievement of performance metrics established by the Compensation Committee, beginning August 1, 2024 through December 31, 2025, subject to his continued service through the applicable vesting dates. Mr. Scarpulla resigned as our Chief Financial Officer effective as of July 11, 2025. Upon Mr. Scarpulla's resignation, his unvested RSUs and PSUs were forfeited.

PAY VERSUS PERFORMANCE

Year	Summary Compensation Table Total for CEO #1 ($)[1]	Summary Compensation Table Total for CEO #2 ($)[2]	Compensation Actually Paid to CEO #1 ($)[3]	Compensation Actually Paid to CEO #2 ($)[4]	Average Summary Compensation Table Total for non-CEO Named Executive Officers ($)[5][6]	Average Compensation Actually Paid to non-CEO Named Executive Officers ($)[7]	Value of Initial Fixed $100 Investment Based on Company Total Stockholder Return ($)	Net Income (Loss) ($)
2025	616,375	—	626,750	—	391,765	184,136	45.18	(18,003,000)
2024	2,101,455	1,545,998	1,891,455	1,545,998	1,171,275	708,724	64.89	74,820,000
2023	—	424,846	—	424,846	367,554	473,112	146.10	(5,489,000)

(1) The dollar amounts reported are the total compensation reported to Ms. Newquist ("CEO #1") for each fiscal year in the "Total" column of the Summary Compensation Table. Ms. Newquist became our Chief Executive Officer on September 6, 2024.

(2) The dollar amounts reported are the total compensation reported to Mr. Humphreys ("CEO #2") for each fiscal year in the "Total" column of the Summary Compensation Table. Mr. Humphreys served as our Chief Executive Officer from September 2014 until September 6, 2024.

(3) The following represents the adjustments made to the Summary Compensation Table totals for our CEO #1 to derive the compensation actually paid to our CEO #1.

Adjustments	2025	2024	2023
Amounts reported in "Stock Awards" column of SCT	—	(1,674,000)	—
Fair value of outstanding and unvested stock awards that were granted in the current year	—	1,464,000	—
Change in fair value of stock awards outstanding and unvested at the end of the current year that were granted in a prior year	49,500	—	—
Fair value of stock awards granted and vested in the current year	—	—	—
Change in fair value for stock awards vested in the current year that were granted in a prior year	(39,125)	—	—
Fair value at the end of the prior year of stock awards that failed to meet vesting conditions in the year	—	—	—
Value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation	—	—	—

(4) No adjustments were made to the Summary Compensation Table totals to derive the compensation actually paid to Mr. Humphreys in his role as CEO #2.

(5) Mr. Kirnbauer and Mr. Scarpulla were Named Executive Officers included in the non-CEO Named Executive Officer average for fiscal year 2025. Mr. Scarpulla was the only Named Executive Officer included in the non-CEO Named Executive Officer average for fiscal year 2024 and 2023.

(6) The dollar amounts reported represent the average of the amounts reported for our non-CEO Named Executive Officers as a group in the "Total" column of the Summary Compensation Table in each applicable fiscal year.

(7) The following represents the adjustments made to the Summary Compensation Table totals for our non-CEO Named Executive Officers to derive the average compensation actually paid to our non-CEO Named Executive Officers.

Adjustments	2025	2024	2023
Amounts reported in "Stock Awards" column of the Summary Compensation Table	(70,975)	(731,775)	—
Fair value of outstanding and unvested stock awards that were granted in the current year	76,800	457,500	—
Change in fair value of stock awards outstanding and unvested at the end of the current year that were granted in a prior year	2,025	(293,409)	(300,921)
Fair value of stock awards granted and vested in the current year	—	208,650	405,731
Change in fair value of stock awards vested in the current year that were granted in a prior year	(27,904)	(103,517)	747
Fair value at the end of the prior year of stock awards that failed to meet vesting conditions in the year	(187,575)	—	—
Value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation	—	—	—

Comparison of "Compensation Actually Paid" to TSR

CAP vs. Total Stockholder Return*



*$100 invested on 12/31/19 in INVE stock, including reinvestment of dividends. Fiscal year ending December 31.

Comparison of "Compensation Actually Paid" to Net Income (Loss)



CAP vs. Net Income (Loss)

ITEM 12.   *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Security Ownership of Certain Beneficial Owners and Management

The table below sets forth information known to us as of April 15, 2026 with respect to the beneficial ownership of our common stock by:

- each person who is known by us to be the beneficial owner of 5% or more of our outstanding common stock;

- each of our directors;

- each of our Named Executive Officers; and

- all current directors and executive officers, as a group.

Except as otherwise indicated, and subject to applicable community property laws, to our knowledge, the persons named in the table below have sole voting and dispositive power with respect to all shares held by them. Applicable percentage ownership in the following table is based on 24,002,872 shares of our common stock issued and outstanding as of April 15, 2026.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable within 60 days of April 15, 2026 or RSUs that are currently vested but where settlement has been deferred or that vest within 60 days of April 15, 2026 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Unless specified below, the mailing address for each individual, officer or director is c/o Identiv, Inc., 1900-B Carnegie Avenue, Santa Ana, CA 92705.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	
	Number	Percentage
5% Stockholders		
Bleichroeder LP[1]	4,776,572	19.9%
1345 Avenue of the Americas, 47th Floor, New York, NY 10105		
Radoff Family Foundation / Bradley L. Radoff[2]	2,322,345	9.7%
2727 Kirby Drive, Unit 29L, Houston, TX 77098		
Flint Ridge Capital LLC / John P. Szabo, Jr.[3]	1,355,000	5.6%
1343 Main Street, Suite 704, Sarasota, FL 34236		
Directors and Named Executive Officers		
Laura Angelini[4]	49,679	*
Edward Kirnbauer[5]	34,956	*
Gary Kremen[6]	302,562	1.3%
Richard E. Kuntz, M.D.[7]	48,168	*
Miguel A. Lopez[8]	23,414	*
Kirsten F. Newquist	188,248	*
James E. Ousley[9]	285,456	1.2%
Justin Scarpulla[10]	137,619	*
All current directors and executive officers as a group (7 persons)[11]	932,483	3.8%

*   Less than one percent.

(1)   Based on information set forth in Amendment No. 4 to Schedule 13D/A filed jointly on March 21, 2025 by Bleichroeder LP, Bleichroeder Holdings LLC, the general partner of Bleichroeder LP, and Andrew Gundlach, the Chairman and CEO of Bleichroeder LP (collectively, "Bleichroeder"), Bleichroeder has sole voting and dispositive power with respect to 5,079,713 shares of common stock. In accordance with a stockholder agreement with the Company, conversion of the Company's Series B Preferred Stock held by Bleichroeder is subject to a beneficial ownership limitation of 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon conversion. Because of this limitation, the number of shares listed in the table above represent 19.9% of the number of shares of common stock outstanding as of April 15, 2026. If there was no 19.9% limitation on the conversion of the Series B Preferred Stock, Bleichroeder would be deemed to be the beneficial owner of approximately 9,958,525 shares, representing approximately 32.04% of the outstanding shares as of April 15, 2026.

(2)   Based solely on information set forth in Amendment No. 3 to Schedule 13D/A filed jointly on August 27, 2025 by the Radoff Family Foundation (the "Radoff Foundation") and Bradley L. Radoff, the Radoff Foundation has shared voting and dispositive power with respect to 297,345 shares of common stock and Mr. Radoff has sole voting and dispositive power with respect to 2,025,000 shares of common stock and shared voting and dispositive power with respect to 297,345 shares of common stock. According to the Schedule 13D/A, although Mr. Radoff serves as a director of the Radoff Foundation and may be deemed to beneficially own the shares owned directly by the Radoff Foundation, each filer disclaims beneficial ownership of the shares that he or it does not directly own.

(3)   Based solely on information set forth in Amendment No. 1 to Schedule 13G/A filed jointly on February 14, 2024 by Flint Ridge Capital LLC ("Flint Ridge"), Flint Ridge Partners L.P. (the "Fund"), and John P. Szabo, Jr., Flint Ridge and the Fund each have shared voting and dispositive power with respect to 1,355,000 shares of common stock, and Mr. Szabo has sole voting and dispositive power with respect to 292,157 shares of common stock and shared voting and dispositive power with respect to 1,710,000 shares of common stock. According to the Schedule 13G/A, Flint Ridge is the general partner and investment adviser of the Fund and Mr. Szabo is the control person of Flint Ridge, the Fund filed jointly with Flint Ridge and Mr. Szabo, but not as a member of a group and it expressly disclaims membership in a group, and each filer disclaims beneficial ownership of the stock except to the extent of that person's pecuniary interest therein.

(4)   Includes 8,904 RSUs that vest within 60 days of April 15, 2026 and 14,773 and 22,659 fully vested RSUs where settlement has been deferred to the earlier of June 1, 2027 and June 1, 2028, respectively, or departure from the Board of Directors.

(5)   Includes 2,813 RSUs that vest within 60 days of April 15, 2026.

(6)   Includes 10,959 RSUs that vest within 60 days of April 15, 2026, and 18,182 and 18,882 fully vested RSUs where settlement has been deferred to the earlier of June 1, 2027 and June 1, 2028, respectively, or departure from the Board of Directors.

(7)   Includes 8,904 RSUs that vest within 60 days of April 15, 2026 and 14,773 and 21,148 fully vested RSUs where settlement has been deferred to the earlier of June 1, 2027 and June 1, 2028, respectively, or departure from the Board of Directors.

(8)   Consists of 23,414 fully vested RSUs where settlement has been deferred to the earlier of June 1, 2028, or departure from the Board of Directors.

(9)   Includes 14,041 RSUs that vest within 60 days of April 15, 2026, and 23,295 and 28,701 fully vested RSUs where settlement has been deferred to the earlier of June 1, 2027 and June 1, 2028, respectively, or departure from the Board of Directors.

(10)   Mr. Scarpulla resigned from his positions as Chief Financial Officer and Secretary, effective July 11, 2025. The information presented is based solely on information available to the Company as of April 15, 2026.

(11)   Includes an aggregate of 45,621 RSUs that vest within 60 days of April 15, 2026, and 71,023 and 114,804 fully vested RSUs where settlement has been deferred to the earlier of June 1, 2027 and June 1, 2028, respectively, or departure from the Board of Directors.

Equity Compensation Plan Information

The following table summarizes information as of December 31, 2025 about our common stock that may be issued pursuant to awards under our existing equity compensation plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,091,654	$ —	1,227,441
Equity compensation plans not approved by security holders	—	—	—
Total	1,091,654 (1)	$ — (1)	1,227,441 (2)

(1)   As of December 31, 2025, there were 791,654 RSUs outstanding and 300,000 PSUs outstanding under the 2011 Plan.

(2)   Consists of 293,888 shares available for issuance under our Employee Stock Purchase Plan and 933,553 shares available for issuance under the 2011 Plan.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Certain Relationships and Related Transactions

It is our policy that all employees, officers and directors must avoid any activity that is or has the appearance of conflicting with the interests of the Company. This policy is included in our Code of Conduct and Ethics. We conduct a review of all related party transactions for potential conflict of interest situations on an ongoing basis and all such transactions relating to executive officers and directors must be approved by the independent and disinterested members of the Board of Directors or an independent and disinterested committee of the Board of Directors.

Related Party Transactions

We have entered into indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Director Independence

Our Board of Directors has reviewed the independence of each of our directors and considered whether any director has had a material relationship with the Company or our management that could compromise his or her ability to exercise independent judgment in carrying out his or her duties and responsibilities. As a result of this review, our Board of Directors affirmatively determined that all of our directors, other than Ms. Newquist, are independent under applicable rules of Nasdaq and the SEC.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The aggregate fees billed or to be billed to us by BPM LLP, our independent registered public accounting firm, for the fiscal years ended December 31, 2025 and 2024, were as follows:

	2025	2024
Audit Fees	$ 409,167	$ 731,650
All Other Fees	16,186	272,792
Total	$ 425,353	$ 1,004,442

Audit Fees. Audit fees include fees associated with the audit of our annual consolidated financial statements included in our Annual Report on Form 10-K, review of our condensed consolidated financial statements included in our quarterly reports on Form 10-Q, and fees for services that were incurred in connection with statutory and regulatory filings or engagements, such as consents and review of documents filed with the SEC.

All Other Fees. All other fees in 2025 relate to strategic review-related fees of $8,988 and transfer pricing studies totaling $7,198. All other fees in 2024 relate to services provided in connection with due diligence performed related to the sale of our physical security, access card, and identity reader operations and assets pursuant to that certain Stock and Asset Purchase Agreement, dated as of April 2, 2024, by and between the Company and Hawk Acquisition, Inc. and other due diligence activities, totaling $235,342, and transfer pricing studies totaling $37,450.

For the fiscal years ended December 2025 and 2024, we incurred no Audit-Related Fees or Tax Fees.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Our Independent Registered Public Accounting Firm

In accordance with the charter of the Audit Committee of our Board of Directors, the Audit Committee pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm, including the estimated fees and other terms of any such engagement. In certain circumstances, the Audit Committee may provide subsequent approval of non-audit services not previously approved. Services provided by our independent registered public accounting firm may include audit services, audit-related services, tax services and other services. Actual amounts billed, to the extent in excess of the estimated amounts, were periodically reviewed and approved by the Audit Committee. The Audit Committee considers whether such audit or non-audit services are consistent with the SEC rules on auditor independence. The Audit Committee has determined that the services provided by the Company's independent registered public accounting firm are compatible with maintaining the independence of such firm. All fees set forth in the table above were pre-approved pursuant to this policy.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(b) Exhibits:

Exhibit Number	Description of Document
2.1#	Stock and Asset Purchase Agreement dated April 2, 2024 between Identiv, Inc. and Hawk Acquisition, Inc. (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on April 3, 2024).
2.2	Amendment No. 1 to Stock and Asset Purchase Agreement dated September 6, 2024 between Identiv, Inc. and Hawk Acquisition, Inc. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2024).
3.1	Restated Certificate of Incorporation of Identiv, Inc. (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 13, 2025).
3.2	Amended and Restated Bylaws of Identiv, Inc., as amended June 10, 2025 (Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2025).
4.1	Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.)
4.2	Description of Securities Registered Pursuant to Section 12 of the Securities and Exchange Act of 1934. (Incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019.)
10.1*	Form of Director and Officer Indemnification Agreement. (Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015).
10.2*	2011 Incentive Compensation Plan, as amended through March 4, 2024 (Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed on July 18, 2024).
10.3*	2011 Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 7, 2011.)
10.4*	Offer Letter dated March 14, 2024 between Identiv, Inc. and Kirsten F. Newquist (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 3, 2024.)
10.5*^	Offer Letter dated August 1, 2025 between Identiv, Inc. and Edward Kirnbauer.
10.6*	Offer Letter dated October 25, 2021 between Identiv, Inc. and Justin Scarpulla. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on December 1, 2021.)
10.7*	Amendment to Employment Letter Agreement dated April 17, 2024 between Identiv, Inc. and Justin Scarpulla (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 18, 2024.)
10.8	Stockholder Agreement dated December 21, 2017 among Identiv, Inc., 21 April Fund, Ltd. and 21 April Fund, LP. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 21, 2017.)
19.1#	Insider Trading Policy (Incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024.)
21.1	Subsidiaries of the Registrant (Incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2025.)

Exhibit Number	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm (Incorporated by reference to Exhibit 23.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2025.)
24.1	Power of Attorney (Incorporated by reference to Exhibit 24.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2025.)
31.1^	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
31.2^	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
32+	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Incorporated by reference to Exhibit 32 to the Company's Annual Report on Form 10-K for the year ended December 31, 2025.)
97.1	Incentive-Based Compensation Recoupment Policy (Incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023).
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension With Embedded Linkbase Documents.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

^ Filed herewith.

* Denotes management compensatory contract or arrangement.

+ Furnished herewith and not "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act of 1933 or the Exchange Act, except to the extent that the registrant specifically incorporates by reference.

Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K promulgated by the SEC. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant
IDENTIV, INC.

By: /s/ Kirsten Newquist
                         Kirsten Newquist
                       Chief Executive Officer

April 29, 2026